UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

02030614

NO ACT
P.E. 1-16-2002
1-05231

DIVISION OF
CORPORATION FINANCE

March 20, 2002

Gloria Santona
Senior Vice President
General Counsel and Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2002

Re: McDonald's Corporation
Incoming letter dated January 16, 2002

Dear Ms. Santona:

This is in response to your letter dated January 16, 2002 concerning the shareholder proposal submitted to McDonald's by Trillium Asset Management Corporation and People for the Ethical Treatment of Animals. We also received a letter submitted on behalf of the proponents dated February 11, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
APR 2 2 2002
THOMSON
FINANCIAL

Enclosures

cc: Simon Billenness
Senior Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Bruce Friedrich
Senior Campaign Coordinator
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

# HOGAN & HARTSON
L.L.P.

ALAN L. DYE
PARTNER
(202) 637-5737
ALDYE@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

January 24, 2002

*BY HAND DELIVERY*

Keir D. Gumbs, Esquire
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0308

**Re: McDonald's Corporation**

Dear Keir:

As we discussed, I have enclosed for the staff's convenience copies of the staff no-action letters cited in the Rule 14a-8 no-action letter request submitted by McDonald's Corporation on January 16, 2002. In addition, I have enclosed six new copies of McDonald's no-action request. The letter submitted originally contained a formatting error that has been corrected in the enclosed copies. No other changes were made to the original letter.

We would appreciate your using the corrected version of the letter in the materials released to the public.

Very truly yours,

Alan L. Dye

ALD/cce

Enclosures
cc: Carol Vix, Esquire



BRUSSELS LONDON PARIS* BUDAPEST* PRAGUE* WARSAW MOSCOW TOKYO
NEW YORK BALTIMORE McLEAN MIAMI DENVER BOULDER COLORADO SPRINGS LOS ANGELES
*Affiliated Office

McDonald's

Gloria Santona
Senior Vice President
General Counsel
and Secretary

630/623-3373
Fax: 630/623-8005



**Rule 14a-8(i)(3)**
**Rule 14a-8(d)**

January 16, 2002

***By Hand Delivery***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: McDonald's Corporation**

Ladies and Gentlemen:

I am the Senior Vice President, General Counsel and Secretary of McDonald's Corporation (the "Company"), and am submitting this letter pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 to notify the Commission of the Company's intention to exclude from its proxy materials for its 2002 annual meeting of shareholders (the "Proxy Materials") a shareholder resolution and supporting statement (the "Proposal") submitted by People for the Ethical Treatment of Animals ("PETA") and Trillium Asset Management ("Trillium"). The Proposal, which is set forth in the letters from the proponents attached as Exhibit A, requests that the Company's board of directors issue a report regarding the Company's adoption and enforcement of animal welfare standards "internationally." The Company asks that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials (i) pursuant to Rule 14a-8(i)(3), on the ground that the supporting statement is false and misleading and therefore would violate Rule 14a-9, and (ii) pursuant to Rule 14a-8(d) on the ground that the proposal exceeds 500 words. The Company intends to file its definitive Proxy Materials with the Commission on April 5, 2002. The printing of the Proxy Materials is expected to begin on March 28, 2002.

## The Company

The Company is an internationally known owner, operator and franchisor of quick-service hamburger restaurants. The Company also operates a variety of restaurant concepts other than McDonald's restaurants. The Company owns or operates more than 29,000 restaurants (including franchise operations) located in 121 countries.

The Company's restaurants offer a variety of meat products, including beef, chicken and pork. The Company typically does not own, raise or transport animals, but instead purchases meat products through independent suppliers located in various countries.

## The Company's Animal Welfare Guidelines

Although the Company typically does not own, raise or transport animals, the Company is a strong advocate of good animal handling practices and seeks to achieve humane treatment of animals by purchasing its meat products from suppliers who maintain high animal welfare standards. The Company believes that, by purchasing meat products from suppliers who meet its animal welfare standards, the Company can provide safer, high-quality food products to its customers, and at the same time facilitate the humane treatment of animals.

To accomplish these objectives, the Company has adopted the "McDonald's Animal Welfare Guiding Principles" (the "Guiding Principles"), a copy of which is attached as Exhibit B. The Guiding Principles express the Company's commitment to the raising, transportation and slaughter of animals in a manner that is free of cruelty, abuse and neglect.

The Guiding Principles are applicable to all direct suppliers (*i.e.*, all suppliers from which the Company purchases product) on a worldwide basis. As explained on the Company's website, the principles were developed to "help guide further development of animal welfare programs throughout the McDonald's global supply chain."

The Company seeks to implement its animal welfare objectives by establishing procedures founded on the Guiding Principles. As stated in the Guiding Principles, the Company, together with its outside experts, works with its suppliers to develop systems to monitor and assess the effectiveness of suppliers' animal handling practices.

The Company developed a global abattoir (*e.g.,* slaughterhouse) audit program ("Abattoir Audit Standards") with the assistance of Dr. Temple Grandin, who is indisputably the leading global authority on animal welfare issues. The Company has worked with Dr. Grandin to train and educate our global supply chain management team and our suppliers about animal welfare science and animal behavior. Her work for the Company is global in scope and is detailed on the Company's website. She has visited McDonald's supply chain management and suppliers in the United States, Australia and Europe. Since 1999, many audits have been completed in abattoir facilities, including facilities in North America, Latin America, Europe and Asia/Pacific. The effectiveness of the Company's audit program was highlighted by Dr. Grandin in a paper presented at the National Institute of Animal Agriculture on April 4, 2001.

Because the Company's business is dependent upon the goodwill of the general public, it is critical to the Company that it maintain a public reputation for integrity and honesty, and for providing high-quality food products. For that reason, the Company takes seriously its Guiding Principles and the public's perception of its commitment to and enforcement of those Principles. It would be highly detrimental to the Company if the nature, breadth or effectiveness of the Company's animal welfare principles were misrepresented to the public or unfairly impugned by special interest groups.

The Company believes that the following Proposal misrepresents to our shareholders the Company's commitment to animal welfare. The reasons for our belief and further examples of our commitment follow as well.

**The Proposal**

The full text of the Proposal is as follows:

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices toward the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."

- In the UK, McDonald's has gone further, prohibiting battery cases for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers ... Has independent food safety auditing systems for all beef, pork, and chicken abattoirs…."

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty toward animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., UK, or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.

- Outside the U.S., UK, and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.

- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's

  has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually nonexistent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.

- Bob Langert, McDonald's Senior Director for Community Affairs, has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."

- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.

- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals."

## Discussion

**Rule 14a-8(i)(3)**

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal or supporting statement "is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." We believe that the Proposal, particularly the supporting statement, is replete with false and misleading statements and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

We believe that the supporting statement is false and misleading in the following respects:

**1. The statement that the Company has failed to adopt animal welfare guidelines "internationally" is incorrect.**

The first sentence of the second paragraph of the supporting statement includes the statement that, "[b]y failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated polices." The statement that the Company has failed to adopt animal welfare guidelines "internationally" is false and misleading for two reasons. First, the statement implies that the Guiding Principles and the Abattoir Audit Standards apply only domestically, *i.e.*, only in the U.S. In fact, both the Guiding Principles and the Abattoir Audit Standards apply to the Company's suppliers on a worldwide basis. And, as the Proposal itself acknowledges, the Company is a "corporate leader" in promoting animal welfare in the U.K.

Second, even if the proponents mean to say that the Company applies animal welfare guidelines only in the U.S. and the U.K., and not to suppliers in *all* countries, the statement is false. The Guiding Principles and the Abattoir Audit Standards apply globally, to all suppliers and in all countries in which the Company's suppliers raise, transport or slaughter animals.

For these reasons, it is simply untrue to say that the Company has failed to adopt animal welfare guidelines internationally. Because the Proposal contains this demonstrably false statement (as well as the others discussed below), the Proposal is excludable under Rule 14a-8(i)(3). See, e.g., *Halliburton Company* (January 30, 2001) (statement that compensation committee report is included in issuer's annual report excludable because report is in fact included in proxy statement); *Milacron, Inc.* (January 24, 2001) (statement referring to "bonuses" under issuer's long term incentive plan excludable where plan did not provide for bonuses); *Citigroup, Inc.* (March 8, 2000) (statement referring to a "separate class of directors" excludable where board did not have separate classes).

**2. The implication that the Company applies animal welfare guidelines only in the U.S. and the U.K is false and misleading.**

The first sentence of the supporting statement is similarly false and misleading. The first sentence states that the Company has become a corporate leader as a result of its "public policy and practices toward the welfare of farm animals, as currently implemented in the United States and United Kingdom..." This statement, particularly when coupled with the statement that the Company has failed to adopt animal welfare guidelines internationally, suggests that the Company's animal welfare guidelines apply only in the U.S. and the U.K., and do not apply to suppliers or supplier operations in any other country. In fact, as discussed above, the Guiding Principles and Abattoir Audit Standards are applicable to all suppliers and in all countries.

**3. The statement that there is "no evidence" that the Company has implemented animal welfare standards outside the U.S., the U.K. and Australia is incorrect.**

The second bulleted sentence of the second paragraph of the supporting statement states that "[o]utside the U.S., UK and Australia, there is no evidence that McDonald's has implemented animal welfare standards." In Europe, for example, the Company has a European Animal Welfare Team made up of six employees with responsibility for all of Europe. This Team establishes strategy, tactics, measurement and follow up for animal welfare in its supply chains throughout Europe. Abattoir Audits are in place and in practice. In Latin America, meetings are held with our supply chain partners such as the Latin America Zone Beef Suppliers. At such meetings, the Company is able to reinforce the Guiding Principles, provide training, assess improvement in

animal welfare and handling and communicate best practices. For the foregoing reasons and the reasons discussed in sections 1 and 2 above, the statement that there is no evidence that the company has implemented animal welfare standards outside the U.S., the U.K. and Australia is false in that it ignores the global implementation of the Guiding Principles and the Abattoir Audit Standards.

**4. The Proposal makes conflicting and inconsistent statements regarding the applicability of the Company's animal welfare guidelines.**

In addition to being false in the respects noted above, the Proposal is confusing and internally inconsistent, and therefore is misleading. A shareholder reading the Proposal would be completely confused as to the geographic applicability of the Company's animal welfare guidelines. As discussed above, the Proposal states, alternately, that the Company's guidelines do not apply "internationally" (*i.e.*, that they apply only in the U.S.), that the guidelines apply only in the U.S. and the U.K., and that the guidelines do not apply outside the U.S., the U.K. and Australia.

Similarly, the Proposal states that the Company has "failed to adopt" animal welfare guidelines applicable to Latin America and other countries, but then makes the assertion that the Company purchases meat products from suppliers in those countries "in contravention of our company's stated policies." The Company cannot purchase from suppliers in contravention of its "stated policies" if it has not adopted policies applicable to those suppliers. This inconsistency within the Proposal would serve to confuse a shareholder as to whether the purpose of the Proposal is to encourage the adoption of animal welfare guidelines, or instead is to encourage enforcement of guidelines that are already in place.

Because the Proposal is internally inconsistent and confusing, it is misleading within the meaning of Rule 14a-9, and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3). See *Northeast Utilities Service Co.*, (April 9, 2001) (proposal regarding issuer's charitable donations program excludable under Rule 14a-8(i)(3) where proposal contains inconsistent, confusing and ambiguous statements); *Kmart Corporation* (March

28, 2000) (proposal regarding issuer's contributions to political parties excludable under Rule 14a-8(i)(3) where proposal contains confusing and illogical statements).

**5. The statement that the Company purchases from suppliers who are engaged in egregious cruelty towards animals in contravention of the Company's policies is incorrect, and impugns the Company's integrity and reputation without factual foundation.**

The first sentence of the second paragraph states that the Company buys food products from suppliers that are engaged in "egregious cruelty toward animals in contravention of our company's stated policies." The first sentence of the third paragraph reiterates this statement by stating that the Company's reputation will be harmed if the Company "continues to buy from suppliers engaged in such abusive practices." These statements are false and misleading for two reasons.

First, to the Company's knowledge, the Company does not purchase meat products from suppliers that are engaged in "egregious cruelty toward animals," nor, to the Company's knowledge, has the Company purchased products in contravention of its stated policies. One of the express purposes of the Guiding Principles is to assure that no supplier engages in cruelty toward animals. Although it is impossible for the Company or any other purchaser of meat products to be aware of every action taken by its suppliers, the Company does not knowingly purchase food products from suppliers which violate this policy. To the contrary, the Company clearly informs its suppliers of its Guiding Principles, has an Abattoir Audit program intended to facilitate and monitor compliance with those Principles, and enforces the Abattoir Audit Standards against suppliers who fail to comply. The Company believes, therefore, that the statement that the Company purchases food products in violation of its policies is false. At a minimum, the statement is an unsupported and unverifiable accusation which should be excluded in the absence of factual support. See, e.g., *Starbucks Corporation* (December 12, 2001) (unsubstantiated assertions regarding the company's classified board structure made without reference to factual support and credible data excludable) *DT Industries, Inc.* (August 10, 2001) (unsubstantiated assertions regarding the company's process of electing directors excludable); *Intel Corporation* (March 19, 1999) (unsubstantiated, graphic descriptions of animal experiments conducted in a company-sponsored science fair excludable).

The statement also is misleading within the meaning of Rule 14a-9 in that it impugns the Company's integrity and reputation, and alleges improper conduct, without factual foundation. The Company has stated publicly that it will not purchase meat products from suppliers that fail to comply with its

animal welfare guidelines or that fail to make corrective action requested by the Company. The Proposal's statement that the Company purchases meat products in violation of its guidelines challenges the truthfulness of the Company's statements and therefore calls into question the Company's honesty, integrity and reputation for candor regarding its products. Ironically, the Proposal itself acknowledges that the Company's reputation will be harmed if the Company purchases meat products from suppliers that abuse animals.

A Note to Rule 14a-9 provides that statements may be deemed misleading if they include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Here, the proponents have offered no factual foundation for their statement that the Company purchases products from suppliers who are engaged in animal cruelty (other than the alleged existence of a videotape, which is discussed separately in the next section), and therefore the statement is misleading within the meaning of Rule 14a-9. See *General Magic, Inc.* (May 1, 2000) (proposal containing unsubstantiated statement that company name change would be more reflective of the company's attitude towards its shareholders excludable under Rule 14a-8(i)(3)).

**6. The statement that the Company has been provided with "video documentation" of a Company supplier slaughtering a cow in an "egregiously abusive" manner is false and misleading, and impugns the Company's integrity and reputation without factual foundation**

The third bulleted sentence of the second paragraph states that "our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter." As a preliminary matter, the statement that the Company has been provided with such a videotape is untrue. (We assume that the proponents' reference to "our company" in this context refers to McDonald's Corporation, consistent with the proponents' usage of that phrase throughout the Proposal.) To the Company's knowledge and after

making reasonable efforts to determine whether our senior officers at our corporate headquarters received such a videotape, we have not received any such videotape from the proponents or anyone else. For this reason alone, the proponents' statement is false and misleading and warrants exclusion of the Proposal under Rule 14a-8(i)(3).

The statement is false and misleading for the additional reason in that it levels a serious allegation against the Company, and then seeks to support that allegation by referring to a videotape that is not readily accessible to either the Company or its shareholders. Because the videotape appears not to be publicly available, the Company cannot challenge the proponents' characterization of its contents, nor may the Company's shareholders access the videotape to weigh for themselves the nature of the conduct or the credibility of the proponents' statement that a Company supplier engaged in abusive practices. Moreover, the Company is without the ability to examine the videotape to determine whether it is an accurate or fair characterization of the events depicted in the tape. In comparable contexts, where a proponent has sought to bolster its supporting statement by citing to the findings of a third party, the Staff has required the proponent to provide a citation or other means of obtaining access to those findings. In the absence of such access, the Staff has deemed the reference to the cited authority to be false and misleading. See, e.g., *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2000) (proponent's reference to a "1997 report" and "one Colorado experiment" deemed too vague to support proponent's claims).

Even if the videotape were available for scrutiny, the proponents' description of its contents is necessarily misleading. It seems inconceivable that the proponents could determine from a videotape that the person depicted on the tape was a supplier (or an employee of a supplier) of the Company, or that the supplier was located in Central America. (The proponents clearly recognize their inability to support these conclusions, as evidenced by their own reference to the person depicted in the alleged videotape as a "purported McDonald's supplier.") Such statements must derive from hearsay or speculation, neither of which provides sufficient foundation for the statements. In addition, the proponents' description of the contents of the videotape goes well beyond stating the "facts," and characterizes the purported "slaughter" in a subjective and inflammatory way, as "egregious and abusive." Subjective, inflammatory characterizations of conduct or events are inherently misleading

and therefore are excludable under Rule 14a-8(i)(3). See, e.g., *Idacorp, Inc.* (January 9, 2001) (proposal excludable where supporting statement contains unsupported accusation that directors violated fiduciary duties to shareholders); *General Magic, Inc.* (May 1, 2000) (proposal to change issuer's name to "To Hell with Shareholders Inc." excludable where proposal effectively makes inflammatory statement about company's attitude toward its shareholders).

Finally, the statement regarding the alleged videotape impugns the Company's integrity and reputation without factual foundation. For the reasons described above, the Company's business depends largely on the credibility of

the Company's statements regarding the food served in McDonald's restaurants. The proponents' statement that a supplier of meat products to the Company slaughters animals in a cruel or abusive manner, and that the Company continues to do business with that supplier despite having witnessed the supplier's abusive practices on a videotape clearly impugns the Company's integrity and reputation and therefore renders the Proposal false and misleading under Rule 14a-9.

**7. The statement that the Company's competitors have adopted animal welfare standards similar to the Company's U.S. standards, and have applied those standards internationally, is unsubstantiated and misleading.**

The first bullet under the third paragraph of the supporting statement states that the Company's "chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally." Nowhere do the proponents offer a description of, or a source for locating a description of, these competitors' animal welfare standards, nor do the proponents provide support for the statement that these standards apply internationally. The Company's shareholders would be unable to determine the accuracy of the proponents' statement that Burger King and Wendy's have adopted animal welfare standards "similar" to the Company's, or to determine whether any such standards are applied outside the U.S. These purported "facts" are misleading because neither the Company nor its shareholders are in a position to challenge them in the absence of the proponents' providing a citation to or other means of accessing competitors' animal welfare standards. The absence of substantiation or access to cited authority renders the statements misleading within the meaning of Rule 14a-9.

**Rule 14a-8(d)**

Rule 14a-8(d) requires that a stockholder proposal, including the supporting statement, not exceed 500 words. The Proposal seeks to circumvent the 500-word limit by referring to a videotape and the animal welfare standards of the Company's competitors but omitting a copy of the videotape and/or the actual text of those standards from the Proposal. If this were corrected, the Proposal would most certainly violate the 500-word limit under Rule 14a-8(d) and would be excludable under Rule 14a-8(i)(3).

**Conclusion**

Based on the foregoing, we believe that the Proposal contains false and misleading statements and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3). While the staff has often allowed a proponent to amend a proposal to cure false or misleading statements, we believe that, because false and misleading statements pervade the Proposal, it would be inappropriate to allow the proponents a second chance to conform with the substantive requirements of the Commission's rules. The revisions would in effect make the proposal a new and late submission, to which the Company would have inadequate time to respond.

In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

If you have any questions regarding this matter or require additional information, please feel free to call me at 630-623-3373 or Carol Vix at (630) 623-3107.

Very truly yours,

Gloria Santona

Gloria Santona
Senior Vice President,
General Counsel and Secretary

cc: People for the Ethical Treatment of Animals
Trillium Asset Management

Attachments

# Exhibit A

## PETA and Trillium Letters

VIA FAX AND OVERNIGHT MAIL

RECEIVED
DEC 06 2001
LEGAL DEPARTMENT

December 4, 2001

Ms. Gloria Santona
Senior Vice President, General Counsel and Secretary
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Dear Ms. Santona:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of McDonald's Corporation issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

People for the Ethical Treatment of Animals owns 95 shares of McDonald's Corporation common stock acquired more than one year prior to this date, as indicated by the enclosed documentation from Morgan Stanley Dean Witter, our broker.

People for the Ethical Treatment of Animals (PETA) is filing this resolution in conjuntion with Trillium Asset Management. Both Trillium Asset Management and PETA recognize McDonald's leadership role in its policy and practices towards the welfare of farmed animals in the United States and United Kingdom. However, we believe that it that it would be both be a matter of ethics and good business for McDonald's to adopt and enforce consistent animal welfare standards internationally.

In the past few years, Trillium Asset Management has withdrawn resolutions filed with McDonald's after constructive discussions. I hope that we will through dialogue reach agreement on how to address this issue over the next few months.

You can reach Simon Billenness at Trillium Asset Management at (617) 423-6655, x225 or me at PETA at (202) 244-3709. I hope we can set up a time soon to discuss this matter.

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT STREET
NORFOLK, VA 23510
TEL 757-622-PETA
FAX 757-622-0457
www.peta-online.org
info@peta-online.org

Sincerely,

Bruce Friedrich
Senior Campaign Coordinator

Cc: Mr. Robert Langert
Senior Director
Public and Community Affairs
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Ms. Lisa Ciota
Director of Investor Relations
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

encl.

**SHAREHOLDER PROPOSAL**

Submitted to:

McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

By:

People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

and

Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices towards the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."
- In the UK, McDonald's has gone further, prohibiting battery cages for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers… Has independent food safety auditing systems for all beef, pork, and chicken abattoirs…"

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., U.K., or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.
- Outside the U.S., U.K., and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.
- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually non-existent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.
- Bob Langert, McDonald's Senior Director for Community Affairs has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."
- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.
- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals.

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

Investing for a Better World

VIA FAX AND OVERNIGHT MAIL

December 3, 2001

Ms. Gloria Santona
Senior Vice President, General Counsel and Secretary
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Dear Ms. Santona:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of McDonald's Corporation issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Trillium Asset Management represents the beneficial owner of over 100 shares of McDonald's Corporation common stock acquired more than one year prior to this date. We will forward shortly a letter from our client, Mr. Alex Chatfield, specifically authorizing Trillium Asset Management Corporation to file the shareholder resolution, along with documentation verifying his ownership of the shares.

Trillium Asset Management is filing this resolution in conjuntion with People for the Ethical Treatment of Animals (PETA). Both Trillium Asset Management and PETA recognize McDonald's leadership role in its policy and practices towards the welfare of farm animals in the United States and United Kingdom. However, we believe that it that it would be both be a matter of ethics and good business for McDonald's to adopt and enforce consistent animal welfare standards internationally.

In the past few years, Trillium Asset Management has withdrawn resolutions filed with McDonald's after constructive discussions. I hope that we will through dialogue reach agreement on how to address this issue over the next few months.

You can reach me at Trillium Asset Management at (617) 423-6655, x225 or Bruce Friedrich at PETA at (202) 244-3709. I hope we can set up a time soon to discuss this matter.

Sincerely,

Simon Billenness
Senior Analyst

Cc: Mr. Robert Langert
Senior Director
Public and Community Affairs
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Ms. Lisa Ciota
Director of Investor Relations
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

encl.

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices towards the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."
- In the UK, McDonald's has gone further, prohibiting battery cages for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers… Has independent food safety auditing systems for all beef, pork, and chicken abattoirs…"

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., U.K., or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.
- Outside the U.S., U.K., and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.
- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually non-existent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.
- Bob Langert, McDonald's Senior Director for Community Affairs has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."
- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.
- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals.

# Exhibit B

## McDonald's Animal Welfare Guiding Principles

## Commitment to Animal Welfare

McDonald's cares about the treatment of animals so we are continuing to take a leadership role in improving conditions and operations at our suppliers' facilities. Although McDonald's does not typically own, raise or transport animals, we do recognize that our responsibility as a purchaser of food products includes working with our suppliers to ensure good animal handling practices. McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare.

**McDonald's Animal Welfare Guiding Principles**



1. **Safety:** First and foremost, McDonald's will provide its customers with safe food products. Food safety is McDonald's number one priority. Food safety at McDonald's Corporation is central to company operations and supply chain management. To this end, food safety is integrated into all facets of our business from raw material production to our customer service operations.

2. **Quality:** McDonald's believes treating animals with care and respect is an integral part of an overall quality assurance program that makes good business sense. Quality is a cornerstone at McDonald's. Quality defines our process "From Farm to Customer", with animal welfare a critical component of our quality strategy.

3. **Animal Treatment:** McDonald's supports that animals should be free from cruelty, abuse and neglect while embracing the proper treatment of animals and addressing animal welfare issues. McDonald's believes in the ethical treatment of animals, and that animals should be raised, transported and slaughtered in an environment free from cruelty, abuse and neglect.

4. **Partnership:** McDonald's works continuously with our suppliers to audit animal welfare practices, ensuring compliance and continuous improvement. Outside experts have helped McDonald's develop systems to assess the effectiveness of animal welfare practices in ways that are objective and measurable. To that end, McDonald's is committed to implementing an auditing system with our suppliers that ensures animal welfare compliance and sharing "Best Practices" for continuous

improvement.

5. **Leadership:** McDonald's will lead our industry working with our suppliers and industry experts to advance animal welfare practices and technology. We will continually educate ourselves and our suppliers relative to animal welfare issues ensuring that our programs are based on the best science available. This will include working with industry experts and scientists to develop training programs and material that will be used to ensure continuous improvements in the area of animal welfare.

6. **Performance Measurement:** McDonald's sets annual performance objectives to measure our improvement and will ensure our purchasing strategy is aligned with our commitment to animal welfare issues acting as a responsible purchaser. We will continue to dedicate resources to monitor and coordinate activities associated with improving animal welfare, and will incorporate animal welfare objectives into our annual business strategy and personal performance measures. McDonald's recognizes our responsibility as a major purchaser of animal products and the need to establish animal welfare standards and measurements ensuring alignment with our purchasing strategy.

7. **Communication:** McDonald's will communicate our process, programs, plans and progress surrounding animal welfare. McDonald's is committed to sharing our progress with our customers and shareholders, while sharing best practices with our competitors. McDonald's Corporation will continually look for ways to improve our standards and work toward achieving the above stated standards.

**Related Information**

McDonald's USA - Animal Welfare

Back to Top

McDonald's

Gloria Santona
Senior Vice President
General Counsel
and Secretary

630/623-3373
Fax: 630/623-8005



**Rule 14a-8(i)(3)**
**Rule 14a-8(d)**

January 16, 2002

***By Hand Delivery***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: McDonald's Corporation**

Ladies and Gentlemen:

I am the Senior Vice President, General Counsel and Secretary of McDonald's Corporation (the "Company"), and am submitting this letter pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 to notify the Commission of the Company's intention to exclude from its proxy materials for its 2002 annual meeting of shareholders (the "Proxy Materials") a shareholder resolution and supporting statement (the "Proposal") submitted by People for the Ethical Treatment of Animals ("PETA") and Trillium Asset Management ("Trillium"). The Proposal, which is set forth in the letters from the proponents attached as Exhibit A, requests that the Company's board of directors issue a report regarding the Company's adoption and enforcement of animal welfare standards "internationally." The Company asks that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials (i) pursuant to Rule 14a-8(i)(3), on the ground that the supporting statement is false and misleading and therefore would violate Rule 14a-9, and (ii) pursuant to Rule 14a-8(d) on the ground that the proposal exceeds 500 words. The Company intends to file its definitive Proxy Materials with the Commission on April 5, 2002. The printing of the Proxy Materials is expected to begin on March 28, 2002.

## The Company

The Company is an internationally known owner, operator and franchisor of quick-service hamburger restaurants. The Company also operates a variety of restaurant concepts other than McDonald's restaurants. The Company owns or operates more than 29,000 restaurants (including franchise operations) located in 121 countries.

The Company's restaurants offer a variety of meat products, including beef, chicken and pork. The Company typically does not own, raise or transport animals, but instead purchases meat products through independent suppliers located in various countries.

## The Company's Animal Welfare Guidelines

Although the Company typically does not own, raise or transport animals, the Company is a strong advocate of good animal handling practices and seeks to achieve humane treatment of animals by purchasing its meat products from suppliers who maintain high animal welfare standards. The Company believes that, by purchasing meat products from suppliers who meet its animal welfare standards, the Company can provide safer, high-quality food products to its customers, and at the same time facilitate the humane treatment of animals.

To accomplish these objectives, the Company has adopted the "McDonald's Animal Welfare Guiding Principles" (the "Guiding Principles"), a copy of which is attached as Exhibit B. The Guiding Principles express the Company's commitment to the raising, transportation and slaughter of animals in a manner that is free of cruelty, abuse and neglect.

The Guiding Principles are applicable to all direct suppliers (*i.e.*, all suppliers from which the Company purchases product) on a worldwide basis. As explained on the Company's website, the principles were developed to "help guide further development of animal welfare programs throughout the McDonald's global supply chain."

The Company seeks to implement its animal welfare objectives by establishing procedures founded on the Guiding Principles. As stated in the Guiding Principles, the Company, together with its outside experts, works with its suppliers to develop systems to monitor and assess the effectiveness of suppliers' animal handling practices.

The Company developed a global abattoir (*e.g.*, slaughterhouse) audit program ("Abattoir Audit Standards") with the assistance of Dr. Temple Grandin, who is indisputably the leading global authority on animal welfare issues. The Company has worked with Dr. Grandin to train and educate our global supply chain management team and our suppliers about animal welfare science and animal behavior. Her work for the Company is global in scope and is detailed on the Company's website. She has visited McDonald's supply chain management and suppliers in the United States, Australia and Europe. Since 1999, many audits have been completed in abattoir facilities, including facilities in North America, Latin America, Europe and Asia/Pacific. The effectiveness of the Company's audit program was highlighted by Dr. Grandin in a paper presented at the National Institute of Animal Agriculture on April 4, 2001.

Because the Company's business is dependent upon the goodwill of the general public, it is critical to the Company that it maintain a public reputation for integrity and honesty, and for providing high-quality food products. For that reason, the Company takes seriously its Guiding Principles and the public's perception of its commitment to and enforcement of those Principles. It would be highly detrimental to the Company if the nature, breadth or effectiveness of the Company's animal welfare principles were misrepresented to the public or unfairly impugned by special interest groups.

The Company believes that the following Proposal misrepresents to our shareholders the Company's commitment to animal welfare. The reasons for our belief and further examples of our commitment follow as well.

## The Proposal

The full text of the Proposal is as follows:

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices toward the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."

- In the UK, McDonald's has gone further, prohibiting battery cases for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers ... Has independent food safety auditing systems for all beef, pork, and chicken abattoirs...."

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty toward animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., UK, or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.

- Outside the U.S., UK, and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.

- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's

  has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually nonexistent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.

- Bob Langert, McDonald's Senior Director for Community Affairs, has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."

- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.

- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals."

## Discussion

**Rule 14a-8(i)(3)**

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal or supporting statement "is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." We believe that the Proposal, particularly the supporting statement, is replete with false and misleading statements and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

We believe that the supporting statement is false and misleading in the following respects:

1. **The statement that the Company has failed to adopt animal welfare guidelines "internationally" is incorrect.**

The first sentence of the second paragraph of the supporting statement includes the statement that, "[b]y failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated polices." The statement that the Company has failed to adopt animal welfare guidelines "internationally" is false and misleading for two reasons. First, the statement implies that the Guiding Principles and the Abattoir Audit Standards apply only domestically, *i.e.*, only in the U.S. In fact, both the Guiding Principles and the Abattoir Audit Standards apply to the Company's suppliers on a worldwide basis. And, as the Proposal itself acknowledges, the Company is a "corporate leader" in promoting animal welfare in the U.K.

Second, even if the proponents mean to say that the Company applies animal welfare guidelines only in the U.S. and the U.K., and not to suppliers in *all* countries, the statement is false. The Guiding Principles and the Abattoir Audit Standards apply globally, to all suppliers and in all countries in which the Company's suppliers raise, transport or slaughter animals.

For these reasons, it is simply untrue to say that the Company has failed to adopt animal welfare guidelines internationally. Because the Proposal contains this demonstrably false statement (as well as the others discussed below), the Proposal is excludable under Rule 14a-8(i)(3). See, e.g., *Halliburton Company* (January 30, 2001) (statement that compensation committee report is included in issuer's annual report excludable because report is in fact included in proxy statement); *Milacron, Inc.* (January 24, 2001) (statement referring to "bonuses" under issuer's long term incentive plan excludable where plan did not provide for bonuses); *Citigroup, Inc.* (March 8, 2000) (statement referring to a "separate class of directors" excludable where board did not have separate classes).

**2. The implication that the Company applies animal welfare guidelines only in the U.S. and the U.K is false and misleading.**

The first sentence of the supporting statement is similarly false and misleading. The first sentence states that the Company has become a corporate leader as a result of its "public policy and practices toward the welfare of farm animals, as currently implemented in the United States and United Kingdom..." This statement, particularly when coupled with the statement that the Company has failed to adopt animal welfare guidelines internationally, suggests that the Company's animal welfare guidelines apply only in the U.S. and the U.K., and do not apply to suppliers or supplier operations in any other country. In fact, as discussed above, the Guiding Principles and Abattoir Audit Standards are applicable to all suppliers and in all countries.

**3. The statement that there is "no evidence" that the Company has implemented animal welfare standards outside the U.S., the U.K. and Australia is incorrect.**

The second bulleted sentence of the second paragraph of the supporting statement states that "[o]utside the U.S., UK and Australia, there is no evidence that McDonald's has implemented animal welfare standards." In Europe, for example, the Company has a European Animal Welfare Team made up of six employees with responsibility for all of Europe. This Team establishes strategy, tactics, measurement and follow up for animal welfare in its supply chains throughout Europe. Abattoir Audits are in place and in practice. In Latin America, meetings are held with our supply chain partners such as the Latin America Zone Beef Suppliers. At such meetings, the Company is able to reinforce the Guiding Principles, provide training, assess improvement in

animal welfare and handling and communicate best practices. For the foregoing reasons and the reasons discussed in sections 1 and 2 above, the statement that there is no evidence that the company has implemented animal welfare standards outside the U.S., the U.K. and Australia is false in that it ignores the global implementation of the Guiding Principles and the Abattoir Audit Standards.

**4. The Proposal makes conflicting and inconsistent statements regarding the applicability of the Company's animal welfare guidelines.**

In addition to being false in the respects noted above, the Proposal is confusing and internally inconsistent, and therefore is misleading. A shareholder reading the Proposal would be completely confused as to the geographic applicability of the Company's animal welfare guidelines. As discussed above, the Proposal states, alternately, that the Company's guidelines do not apply "internationally" (*i.e.*, that they apply only in the U.S.), that the guidelines apply only in the U.S. and the U.K., and that the guidelines do not apply outside the U.S., the U.K. and Australia.

Similarly, the Proposal states that the Company has "failed to adopt" animal welfare guidelines applicable to Latin America and other countries, but then makes the assertion that the Company purchases meat products from suppliers in those countries "in contravention of our company's stated policies." The Company cannot purchase from suppliers in contravention of its "stated policies" if it has not adopted policies applicable to those suppliers. This inconsistency within the Proposal would serve to confuse a shareholder as to whether the purpose of the Proposal is to encourage the adoption of animal welfare guidelines, or instead is to encourage enforcement of guidelines that are already in place.

Because the Proposal is internally inconsistent and confusing, it is misleading within the meaning of Rule 14a-9, and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3). See *Northeast Utilities Service Co.*, (April 9, 2001) (proposal regarding issuer's charitable donations program excludable under Rule 14a-8(i)(3) where proposal contains inconsistent, confusing and ambiguous statements); *Kmart Corporation* (March

28, 2000) (proposal regarding issuer's contributions to political parties excludable under Rule 14a-8(i)(3) where proposal contains confusing and illogical statements).

**5. The statement that the Company purchases from suppliers who are engaged in egregious cruelty towards animals in contravention of the Company's policies is incorrect, and impugns the Company's integrity and reputation without factual foundation.**

The first sentence of the second paragraph states that the Company buys food products from suppliers that are engaged in "egregious cruelty toward animals in contravention of our company's stated policies." The first sentence of the third paragraph reiterates this statement by stating that the Company's reputation will be harmed if the Company "continues to buy from suppliers engaged in such abusive practices." These statements are false and misleading for two reasons.

First, to the Company's knowledge, the Company does not purchase meat products from suppliers that are engaged in "egregious cruelty toward animals," nor, to the Company's knowledge, has the Company purchased products in contravention of its stated policies. One of the express purposes of the Guiding Principles is to assure that no supplier engages in cruelty toward animals. Although it is impossible for the Company or any other purchaser of meat products to be aware of every action taken by its suppliers, the Company does not knowingly purchase food products from suppliers which violate this policy. To the contrary, the Company clearly informs its suppliers of its Guiding Principles, has an Abattoir Audit program intended to facilitate and monitor compliance with those Principles, and enforces the Abattoir Audit Standards against suppliers who fail to comply. The Company believes, therefore, that the statement that the Company purchases food products in violation of its policies is false. At a minimum, the statement is an unsupported and unverifiable accusation which should be excluded in the absence of factual support. See, e.g., *Starbucks Corporation* (December 12, 2001) (unsubstantiated assertions regarding the company's classified board structure made without reference to factual support and credible data excludable) *DT Industries, Inc.* (August 10, 2001) (unsubstantiated assertions regarding the company's process of electing directors excludable); *Intel Corporation* (March 19, 1999) (unsubstantiated, graphic descriptions of animal experiments conducted in a company-sponsored science fair excludable).

The statement also is misleading within the meaning of Rule 14a-9 in that it impugns the Company's integrity and reputation, and alleges improper conduct, without factual foundation. The Company has stated publicly that it will not purchase meat products from suppliers that fail to comply with its animal welfare guidelines or that fail to make corrective action requested by the Company. The Proposal's statement that the Company purchases meat products in violation of its guidelines challenges the truthfulness of the Company's statements and therefore calls into question the Company's honesty, integrity and reputation for candor regarding its products. Ironically, the Proposal itself acknowledges that the Company's reputation will be harmed if the Company purchases meat products from suppliers that abuse animals.

A Note to Rule 14a-9 provides that statements may be deemed misleading if they include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Here, the proponents have offered no factual foundation for their statement that the Company purchases products from suppliers who are engaged in animal cruelty (other than the alleged existence of a videotape, which is discussed separately in the next section), and therefore the statement is misleading within the meaning of Rule 14a-9. See *General Magic, Inc.* (May 1, 2000) (proposal containing unsubstantiated statement that company name change would be more reflective of the company's attitude towards its shareholders excludable under Rule 14a-8(i)(3)).

**6. The statement that the Company has been provided with "video documentation" of a Company supplier slaughtering a cow in an "egregiously abusive" manner is false and misleading, and impugns the Company's integrity and reputation without factual foundation**

The third bulleted sentence of the second paragraph states that "our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter." As a preliminary matter, the statement that the Company has been provided with such a videotape is untrue. (We assume that the proponents' reference to "our company" in this context refers to McDonald's Corporation, consistent with the proponents' usage of that phrase throughout the Proposal.) To the Company's knowledge and after

making reasonable efforts to determine whether our senior officers at our corporate headquarters received such a videotape, we have not received any such videotape from the proponents or anyone else. For this reason alone, the proponents' statement is false and misleading and warrants exclusion of the Proposal under Rule 14a-8(i)(3).

The statement is false and misleading for the additional reason in that it levels a serious allegation against the Company, and then seeks to support that allegation by referring to a videotape that is not readily accessible to either the Company or its shareholders. Because the videotape appears not to be publicly available, the Company cannot challenge the proponents' characterization of its contents, nor may the Company's shareholders access the videotape to weigh for themselves the nature of the conduct or the credibility of the proponents' statement that a Company supplier engaged in abusive practices. Moreover, the Company is without the ability to examine the videotape to determine whether it is an accurate or fair characterization of the events depicted in the tape. In comparable contexts, where a proponent has sought to bolster its supporting statement by citing to the findings of a third party, the Staff has required the proponent to provide a citation or other means of obtaining access to those findings. In the absence of such access, the Staff has deemed the reference to the cited authority to be false and misleading. See, e.g., *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2000) (proponent's reference to a "1997 report" and "one Colorado experiment" deemed too vague to support proponent's claims).

Even if the videotape were available for scrutiny, the proponents' description of its contents is necessarily misleading. It seems inconceivable that the proponents could determine from a videotape that the person depicted on the tape was a supplier (or an employee of a supplier) of the Company, or that the supplier was located in Central America. (The proponents clearly recognize their inability to support these conclusions, as evidenced by their own reference to the person depicted in the alleged videotape as a "purported McDonald's supplier.") Such statements must derive from hearsay or speculation, neither of which provides sufficient foundation for the statements. In addition, the proponents' description of the contents of the videotape goes well beyond stating the "facts," and characterizes the purported "slaughter" in a subjective and inflammatory way, as "egregious and abusive." Subjective, inflammatory characterizations of conduct or events are inherently misleading

and therefore are excludable under Rule 14a-8(i)(3). See, e.g., *Idacorp, Inc.* (January 9, 2001) (proposal excludable where supporting statement contains unsupported accusation that directors violated fiduciary duties to shareholders); *General Magic, Inc.* (May 1, 2000) (proposal to change issuer's name to "To Hell with Shareholders Inc." excludable where proposal effectively makes inflammatory statement about company's attitude toward its shareholders).

Finally, the statement regarding the alleged videotape impugns the Company's integrity and reputation without factual foundation. For the reasons described above, the Company's business depends largely on the credibility of

the Company's statements regarding the food served in McDonald's restaurants. The proponents' statement that a supplier of meat products to the Company slaughters animals in a cruel or abusive manner, and that the Company continues to do business with that supplier despite having witnessed the supplier's abusive practices on a videotape clearly impugns the Company's integrity and reputation and therefore renders the Proposal false and misleading under Rule 14a-9.

7. **The statement that the Company's competitors have adopted animal welfare standards similar to the Company's U.S. standards, and have applied those standards internationally, is unsubstantiated and misleading.**

The first bullet under the third paragraph of the supporting statement states that the Company's "chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally." Nowhere do the proponents offer a description of, or a source for locating a description of, these competitors' animal welfare standards, nor do the proponents provide support for the statement that these standards apply internationally. The Company's shareholders would be unable to determine the accuracy of the proponents' statement that Burger King and Wendy's have adopted animal welfare standards "similar" to the Company's, or to determine whether any such standards are applied outside the U.S. These purported "facts" are misleading because neither the Company nor its shareholders are in a position to challenge them in the absence of the proponents' providing a citation to or other means of accessing competitors' animal welfare standards. The absence of substantiation or access to cited authority renders the statements misleading within the meaning of Rule 14a-9.

**Rule 14a-8(d)**

Rule 14a-8(d) requires that a stockholder proposal, including the supporting statement, not exceed 500 words. The Proposal seeks to circumvent the 500-word limit by referring to a videotape and the animal welfare standards of the Company's competitors but omitting a copy of the videotape and/or the actual text of those standards from the Proposal. If this were corrected, the Proposal would most certainly violate the 500-word limit under Rule 14a-8(d) and would be excludable under Rule 14a-8(i)(3).

**Conclusion**

Based on the foregoing, we believe that the Proposal contains false and misleading statements and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3). While the staff has often allowed a proponent to amend a proposal to cure false or misleading statements, we believe that, because false and misleading statements pervade the Proposal, it would be inappropriate to allow the proponents a second chance to conform with the substantive requirements of the Commission's rules. The revisions would in effect make the proposal a new and late submission, to which the Company would have inadequate time to respond.

In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

If you have any questions regarding this matter or require additional information, please feel free to call me at 630-623-3373 or Carol Vix at (630) 623-3107.

Very truly yours,

Gloria Santona

Gloria Santona
Senior Vice President,
General Counsel and Secretary

cc: People for the Ethical Treatment of Animals
Trillium Asset Management

Attachments

# Exhibit A

## PETA and Trillium Letters

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT STREET
NORFOLK, VA 23510
TEL 757-622-PETA
FAX 757-622-0457
www.peta-online.org
info@peta-online.org

VIA FAX AND OVERNIGHT MAIL

RECEIVED
DEC 06 2001
LEGAL DEPARTMENT

December 4, 2001

Ms. Gloria Santona
Senior Vice President, General Counsel and Secretary
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Dear Ms. Santona:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of McDonald's Corporation issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

People for the Ethical Treatment of Animals owns 95 shares of McDonald's Corporation common stock acquired more than one year prior to this date, as indicated by the enclosed documentation from Morgan Stanley Dean Witter, our broker.

People for the Ethical Treatment of Animals (PETA) is filing this resolution in conjuntion with Trillium Asset Management. Both Trillium Asset Management and PETA recognize McDonald's leadership role in its policy and practices towards the welfare of farmed animals in the United States and United Kingdom. However, we believe that it that it would be both be a matter of ethics and good business for McDonald's to adopt and enforce consistent animal welfare standards internationally.

In the past few years, Trillium Asset Management has withdrawn resolutions filed with McDonald's after constructive discussions. I hope that we will through dialogue reach agreement on how to address this issue over the next few months.

You can reach Simon Billenness at Trillium Asset Management at (617) 423-6655, x225 or me at PETA at (202) 244-3709. I hope we can set up a time soon to discuss this matter.

Sincerely,

Bruce Friedrich
Senior Campaign Coordinator

Cc: Mr. Robert Langert
Senior Director
Public and Community Affairs
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Ms. Lisa Ciota
Director of Investor Relations
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

encl.

**SHAREHOLDER PROPOSAL**

Submitted to:

McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

By:

People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

and

Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices towards the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."
- In the UK, McDonald's has gone further, prohibiting battery cages for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers… Has independent food safety auditing systems for all beef, pork, and chicken abattoirs…"

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., U.K., or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.
- Outside the U.S., U.K., and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.
- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually non-existent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.
- Bob Langert, McDonald's Senior Director for Community Affairs has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."
- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.
- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals.

Trillium
ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

VIA FAX AND OVERNIGHT MAIL

December 3, 2001

Ms. Gloria Santona
Senior Vice President, General Counsel and Secretary
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Dear Ms. Santona:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of McDonald's Corporation issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Trillium Asset Management represents the beneficial owner of over 100 shares of McDonald's Corporation common stock acquired more than one year prior to this date. We will forward shortly a letter from our client, Mr. Alex Chatfield, specifically authorizing Trillium Asset Management Corporation to file the shareholder resolution, along with documentation verifying his ownership of the shares.

Trillium Asset Management is filing this resolution in conjuntion with People for the Ethical Treatment of Animals (PETA). Both Trillium Asset Management and PETA recognize McDonald's leadership role in its policy and practices towards the welfare of farm animals in the United States and United Kingdom. However, we believe that it that it would be both be a matter of ethics and good business for McDonald's to adopt and enforce consistent animal welfare standards internationally.

In the past few years, Trillium Asset Management has withdrawn resolutions filed with McDonald's after constructive discussions. I hope that we will through dialogue reach agreement on how to address this issue over the next few months.

You can reach me at Trillium Asset Management at (617) 423-6655, x225 or Bruce Friedrich at PETA at (202) 244-3709. I hope we can set up a time soon to discuss this matter.

Sincerely,

Simon Billenness
Senior Analyst

Cc: Mr. Robert Langert
Senior Director
Public and Community Affairs
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Ms. Lisa Ciota
Director of Investor Relations
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

encl.

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices towards the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."
- In the UK, McDonald's has gone further, prohibiting battery cages for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers… Has independent food safety auditing systems for all beef, pork, and chicken abattoirs…"

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., U.K., or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.
- Outside the U.S., U.K., and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.
- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually non-existent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.
- Bob Langert, McDonald's Senior Director for Community Affairs has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."
- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.
- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals.

# Exhibit B

## McDonald's Animal Welfare Guiding Principles

## Commitment to Animal Welfare

McDonald's cares about the treatment of animals so we are continuing to take a leadership role in improving conditions and operations at our suppliers' facilities. Although McDonald's does not typically own, raise or transport animals, we do recognize that our responsibility as a purchaser of food products includes working with our suppliers to ensure good animal handling practices. McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare.

**McDonald's Animal Welfare Guiding Principles**



1. **Safety:** First and foremost, McDonald's will provide its customers with safe food products. Food safety is McDonald's number one priority. Food safety at McDonald's Corporation is central to company operations and supply chain management. To this end, food safety is integrated into all facets of our business from raw material production to our customer service operations.

2. **Quality:** McDonald's believes treating animals with care and respect is an integral part of an overall quality assurance program that makes good business sense. Quality is a cornerstone at McDonald's. Quality defines our process "From Farm to Customer", with animal welfare a critical component of our quality strategy.

3. **Animal Treatment:** McDonald's supports that animals should be free from cruelty, abuse and neglect while embracing the proper treatment of animals and addressing animal welfare issues. McDonald's believes in the ethical treatment of animals, and that animals should be raised, transported and slaughtered in an environment free from cruelty, abuse and neglect.

4. **Partnership:** McDonald's works continuously with our suppliers to audit animal welfare practices, ensuring compliance and continuous improvement. Outside experts have helped McDonald's develop systems to assess the effectiveness of animal welfare practices in ways that are objective and measurable. To that end, McDonald's is committed to implementing an auditing system with our suppliers that ensures animal welfare compliance and sharing "Best Practices" for continuous

improvement.

5. **Leadership:** McDonald's will lead our industry working with our suppliers and industry experts to advance animal welfare practices and technology. We will continually educate ourselves and our suppliers relative to animal welfare issues ensuring that our programs are based on the best science available. This will include working with industry experts and scientists to develop training programs and material that will be used to ensure continuous improvements in the area of animal welfare.

6. **Performance Measurement:** McDonald's sets annual performance objectives to measure our improvement and will ensure our purchasing strategy is aligned with our commitment to animal welfare issues acting as a responsible purchaser. We will continue to dedicate resources to monitor and coordinate activities associated with improving animal welfare, and will incorporate animal welfare objectives into our annual business strategy and personal performance measures. McDonald's recognizes our responsibility as a major purchaser of animal products and the need to establish animal welfare standards and measurements ensuring alignment with our purchasing strategy.

7. **Communication:** McDonald's will communicate our process, programs, plans and progress surrounding animal welfare. McDonald's is committed to sharing our progress with our customers and shareholders, while sharing best practices with our competitors. McDonald's Corporation will continually look for ways to improve our standards and work toward achieving the above stated standards.

**Related Information**

McDonald's USA - Animal Welfare

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**Home | Investors | Franchising | Information | News | Careers | People Promise | Social Responsibility | Diversity**

Gloria Santona
Senior Vice President
General Counsel
and Secretary

630/623-3373
Fax: 630/623-8005

**Rule 14a-8(i)(3)**
**Rule 14a-8(d)**

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 JAN 17 PM 4:29

January 16, 2002

***By Hand Delivery***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: McDonald's Corporation**

Ladies and Gentlemen:

I am the Senior Vice President, General Counsel and Secretary of McDonald's Corporation (the "Company"), and am submitting this letter pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 to notify the Commission of the Company's intention to exclude from its proxy materials for its 2002 annual meeting of shareholders (the "Proxy Materials") a shareholder resolution and supporting statement (the "Proposal") submitted by People for the Ethical Treatment of Animals ("PETA") and Trillium Asset Management ("Trillium"). The Proposal, which is set forth in the letters from the proponents attached as Exhibit A, requests that the Company's board of directors issue a report regarding the Company's adoption and enforcement of animal welfare standards "internationally." The Company asks that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials (i) pursuant to Rule 14a-8(i)(3), on the ground that the supporting statement is false and misleading and therefore would violate Rule 14a-9, and (ii) pursuant to Rule 14a-8(d) on the ground that the proposal exceeds 500 words. The Company intends to file its definitive Proxy Materials with the Commission on April 5, 2002. The printing of the Proxy Materials is expected to begin on March 28, 2002.

## The Company

The Company is an internationally known owner, operator and franchisor of quick-service hamburger restaurants. The Company also operates a variety of restaurant concepts other than McDonald's restaurants. The Company owns or operates more than 29,000 restaurants (including franchise operations) located in 121 countries.

The Company's restaurants offer a variety of meat products, including beef, chicken and pork. The Company typically does not own, raise or transport animals, but instead purchases meat products through independent suppliers located in various countries.

## The Company's Animal Welfare Guidelines

Although the Company typically does not own, raise or transport animals, the Company is a strong advocate of good animal handling practices and seeks to achieve humane treatment of animals by purchasing its meat products from suppliers who maintain high animal welfare standards. The Company believes that, by purchasing meat products from suppliers who meet its animal welfare standards, the Company can provide safer, high-quality food products to its customers, and at the same time facilitate the humane treatment of animals.

To accomplish these objectives, the Company has adopted the "McDonald's Animal Welfare Guiding Principles" (the "Guiding Principles"), a copy of which is attached as Exhibit B. The Guiding Principles express the Company's commitment to the raising, transportation and slaughter of animals in a manner that is free of cruelty, abuse and neglect.

The Guiding Principles are applicable to all direct suppliers (*i.e.*, all suppliers from which the Company purchases product) on a worldwide basis. As explained on the Company's website, the principles were developed to "help guide further development of animal welfare programs throughout the McDonald's global supply chain."

The Company seeks to implement its animal welfare objectives by establishing procedures founded on the Guiding Principles. As stated in the Guiding Principles, the Company, together with its outside experts, works with its suppliers to develop systems to monitor and assess the effectiveness of suppliers' animal handling practices.

The Company developed a global abattoir (*e.g.*, slaughterhouse) audit program ("Abattoir Audit Standards") with the assistance of Dr. Temple Grandin, who is indisputably the leading global authority on animal welfare issues. The Company has worked with Dr. Grandin to train and educate our global supply chain management team and our suppliers about animal welfare science and animal behavior. Her work for the Company is global in scope and is detailed on the Company's website. She has visited McDonald's supply chain management and suppliers in the United States, Australia and Europe. Since 1999, many audits have been completed in abattoir facilities, including facilities in North America, Latin America, Europe and Asia/Pacific. The effectiveness of the Company's audit program was highlighted by Dr. Grandin in a paper presented at the National Institute of Animal Agriculture on April 4, 2001.

Because the Company's business is dependent upon the goodwill of the general public, it is critical to the Company that it maintain a public reputation for integrity and honesty, and for providing high-quality food products. For that reason, the Company takes seriously its Guiding Principles and the public's perception of its commitment to and enforcement of those Principles. It would be highly detrimental to the Company if the nature, breadth or effectiveness of the Company's animal welfare principles were misrepresented to the public or unfairly impugned by special interest groups.

The Company believes that the following Proposal misrepresents to our shareholders the Company's commitment to animal welfare. The reasons for our belief and further examples of our commitment follow as well.

**The Proposal**

The full text of the Proposal is as follows:

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices toward the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."

- In the UK, McDonald's has gone further, prohibiting battery cases for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers ... Has independent food safety auditing systems for all beef, pork, and chicken abattoirs...."

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty toward animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., UK, or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.

- Outside the U.S., UK, and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.

- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's

  has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually nonexistent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.

- Bob Langert, McDonald's Senior Director for Community Affairs, has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."

- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.

- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals."

## Discussion

**Rule 14a-8(i)(3)**

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal or supporting statement "is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." We believe that the Proposal, particularly the supporting statement, is replete with false and misleading statements and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

We believe that the supporting statement is false and misleading in the following respects:

**1. The statement that the Company has failed to adopt animal welfare guidelines "internationally" is incorrect.**

The first sentence of the second paragraph of the supporting statement includes the statement that, "[b]y failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated polices." The statement that the Company has failed to adopt animal welfare guidelines "internationally" is false and misleading for two reasons. First, the statement implies that the Guiding Principles and the Abattoir Audit Standards apply only domestically, *i.e.*, only in the U.S. In fact, both the Guiding Principles and the Abattoir Audit Standards apply to the Company's suppliers on a worldwide basis. And, as the Proposal itself acknowledges, the Company is a "corporate leader" in promoting animal welfare in the U.K.

Second, even if the proponents mean to say that the Company applies animal welfare guidelines only in the U.S. and the U.K., and not to suppliers in *all* countries, the statement is false. The Guiding Principles and the Abattoir Audit Standards apply globally, to all suppliers and in all countries in which the Company's suppliers raise, transport or slaughter animals.

For these reasons, it is simply untrue to say that the Company has failed to adopt animal welfare guidelines internationally. Because the Proposal contains this demonstrably false statement (as well as the others discussed below), the Proposal is excludable under Rule 14a-8(i)(3). See, e.g., *Halliburton Company* (January 30, 2001) (statement that compensation committee report is included in issuer's annual report excludable because report is in fact included in proxy statement); *Milacron, Inc.* (January 24, 2001) (statement referring to "bonuses" under issuer's long term incentive plan excludable where plan did not provide for bonuses); *Citigroup, Inc.* (March 8, 2000) (statement referring to a "separate class of directors" excludable where board did not have separate classes).

**2. The implication that the Company applies animal welfare guidelines only in the U.S. and the U.K is false and misleading.**

The first sentence of the supporting statement is similarly false and misleading. The first sentence states that the Company has become a corporate leader as a result of its "public policy and practices toward the welfare of farm animals, as currently implemented in the United States and United Kingdom..." This statement, particularly when coupled with the statement that the Company has failed to adopt animal welfare guidelines internationally, suggests that the Company's animal welfare guidelines apply only in the U.S. and the U.K., and do not apply to suppliers or supplier operations in any other country. In fact, as discussed above, the Guiding Principles and Abattoir Audit Standards are applicable to all suppliers and in all countries.

**3. The statement that there is "no evidence" that the Company has implemented animal welfare standards outside the U.S., the U.K. and Australia is incorrect.**

The second bulleted sentence of the second paragraph of the supporting statement states that "[o]utside the U.S., UK and Australia, there is no evidence that McDonald's has implemented animal welfare standards." In Europe, for example, the Company has a European Animal Welfare Team made up of six employees with responsibility for all of Europe. This Team establishes strategy, tactics, measurement and follow up for animal welfare in its supply chains throughout Europe. Abattoir Audits are in place and in practice. In Latin America, meetings are held with our supply chain partners such as the Latin America Zone Beef Suppliers. At such meetings, the Company is able to reinforce the Guiding Principles, provide training, assess improvement in

animal welfare and handling and communicate best practices. For the foregoing reasons and the reasons discussed in sections 1 and 2 above, the statement that there is no evidence that the company has implemented animal welfare standards outside the U.S., the U.K. and Australia is false in that it ignores the global implementation of the Guiding Principles and the Abattoir Audit Standards.

**4. The Proposal makes conflicting and inconsistent statements regarding the applicability of the Company's animal welfare guidelines.**

In addition to being false in the respects noted above, the Proposal is confusing and internally inconsistent, and therefore is misleading. A shareholder reading the Proposal would be completely confused as to the geographic applicability of the Company's animal welfare guidelines. As discussed above, the Proposal states, alternately, that the Company's guidelines do not apply "internationally" (*i.e.*, that they apply only in the U.S.), that the guidelines apply only in the U.S. and the U.K., and that the guidelines do not apply outside the U.S., the U.K. and Australia.

Similarly, the Proposal states that the Company has "failed to adopt" animal welfare guidelines applicable to Latin America and other countries, but then makes the assertion that the Company purchases meat products from suppliers in those countries "in contravention of our company's stated policies." The Company cannot purchase from suppliers in contravention of its "stated policies" if it has not adopted policies applicable to those suppliers. This inconsistency within the Proposal would serve to confuse a shareholder as to whether the purpose of the Proposal is to encourage the adoption of animal welfare guidelines, or instead is to encourage enforcement of guidelines that are already in place.

Because the Proposal is internally inconsistent and confusing, it is misleading within the meaning of Rule 14a-9, and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3). See *Northeast Utilities Service Co.*, (April 9, 2001) (proposal regarding issuer's charitable donations program excludable under Rule 14a-8(i)(3) where proposal contains inconsistent, confusing and ambiguous statements); *Kmart Corporation* (March

28, 2000) (proposal regarding issuer's contributions to political parties excludable under Rule 14a-8(i)(3) where proposal contains confusing and illogical statements).

**5. The statement that the Company purchases from suppliers who are engaged in egregious cruelty towards animals in contravention of the Company's policies is incorrect, and impugns the Company's integrity and reputation without factual foundation.**

The first sentence of the second paragraph states that the Company buys food products from suppliers that are engaged in "egregious cruelty toward animals in contravention of our company's stated policies." The first sentence of the third paragraph reiterates this statement by stating that the Company's reputation will be harmed if the Company "continues to buy from suppliers engaged in such abusive practices." These statements are false and misleading for two reasons.

First, to the Company's knowledge, the Company does not purchase meat products from suppliers that are engaged in "egregious cruelty toward animals," nor, to the Company's knowledge, has the Company purchased products in contravention of its stated policies. One of the express purposes of the Guiding Principles is to assure that no supplier engages in cruelty toward animals. Although it is impossible for the Company or any other purchaser of meat products to be aware of every action taken by its suppliers, the Company does not knowingly purchase food products from suppliers which violate this policy. To the contrary, the Company clearly informs its suppliers of its Guiding Principles, has an Abattoir Audit program intended to facilitate and monitor compliance with those Principles, and enforces the Abattoir Audit Standards against suppliers who fail to comply. The Company believes, therefore, that the statement that the Company purchases food products in violation of its policies is false. At a minimum, the statement is an unsupported and unverifiable accusation which should be excluded in the absence of factual support. See, e.g., *Starbucks Corporation* (December 12, 2001) (unsubstantiated assertions regarding the company's classified board structure made without reference to factual support and credible data excludable) *DT Industries, Inc.* (August 10, 2001) (unsubstantiated assertions regarding the company's process of electing directors excludable); *Intel Corporation* (March 19, 1999) (unsubstantiated, graphic descriptions of animal experiments conducted in a company-sponsored science fair excludable).

The statement also is misleading within the meaning of Rule 14a-9 in that it impugns the Company's integrity and reputation, and alleges improper conduct, without factual foundation. The Company has stated publicly that it will not purchase meat products from suppliers that fail to comply with its

animal welfare guidelines or that fail to make corrective action requested by the Company. The Proposal's statement that the Company purchases meat products in violation of its guidelines challenges the truthfulness of the Company's statements and therefore calls into question the Company's honesty, integrity and reputation for candor regarding its products. Ironically, the Proposal itself acknowledges that the Company's reputation will be harmed if the Company purchases meat products from suppliers that abuse animals.

A Note to Rule 14a-9 provides that statements may be deemed misleading if they include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Here, the proponents have offered no factual foundation for their statement that the Company purchases products from suppliers who are engaged in animal cruelty (other than the alleged existence of a videotape, which is discussed separately in the next section), and therefore the statement is misleading within the meaning of Rule 14a-9. See *General Magic, Inc.* (May 1, 2000) (proposal containing unsubstantiated statement that company name change would be more reflective of the company's attitude towards its shareholders excludable under Rule 14a-8(i)(3)).

**6. The statement that the Company has been provided with "video documentation" of a Company supplier slaughtering a cow in an "egregiously abusive" manner is false and misleading, and impugns the Company's integrity and reputation without factual foundation**

The third bulleted sentence of the second paragraph states that "our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter." As a preliminary matter, the statement that the Company has been provided with such a videotape is untrue. (We assume that the proponents' reference to "our company" in this context refers to McDonald's Corporation, consistent with the proponents' usage of that phrase throughout the Proposal.) To the Company's knowledge and after

making reasonable efforts to determine whether our senior officers at our corporate headquarters received such a videotape, we have not received any such videotape from the proponents or anyone else. For this reason alone, the proponents' statement is false and misleading and warrants exclusion of the Proposal under Rule 14a-8(i)(3).

The statement is false and misleading for the additional reason in that it levels a serious allegation against the Company, and then seeks to support that allegation by referring to a videotape that is not readily accessible to either the Company or its shareholders. Because the videotape appears not to be publicly available, the Company cannot challenge the proponents' characterization of its contents, nor may the Company's shareholders access the videotape to weigh for themselves the nature of the conduct or the credibility of the proponents' statement that a Company supplier engaged in abusive practices. Moreover, the Company is without the ability to examine the videotape to determine whether it is an accurate or fair characterization of the events depicted in the tape. In comparable contexts, where a proponent has sought to bolster its supporting statement by citing to the findings of a third party, the Staff has required the proponent to provide a citation or other means of obtaining access to those findings. In the absence of such access, the Staff has deemed the reference to the cited authority to be false and misleading. See, e.g., *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2000) (proponent's reference to a "1997 report" and "one Colorado experiment" deemed too vague to support proponent's claims).

Even if the videotape were available for scrutiny, the proponents' description of its contents is necessarily misleading. It seems inconceivable that the proponents could determine from a videotape that the person depicted on the tape was a supplier (or an employee of a supplier) of the Company, or that the supplier was located in Central America. (The proponents clearly recognize their inability to support these conclusions, as evidenced by their own reference to the person depicted in the alleged videotape as a "purported McDonald's supplier.") Such statements must derive from hearsay or speculation, neither of which provides sufficient foundation for the statements. In addition, the proponents' description of the contents of the videotape goes well beyond stating the "facts," and characterizes the purported "slaughter" in a subjective and inflammatory way, as "egregious and abusive." Subjective, inflammatory characterizations of conduct or events are inherently misleading

and therefore are excludable under Rule 14a-8(i)(3). See, e.g., *Idacorp, Inc.* (January 9, 2001) (proposal excludable where supporting statement contains unsupported accusation that directors violated fiduciary duties to shareholders); *General Magic, Inc.* (May 1, 2000) (proposal to change issuer's name to "To Hell with Shareholders Inc." excludable where proposal effectively makes inflammatory statement about company's attitude toward its shareholders).

Finally, the statement regarding the alleged videotape impugns the Company's integrity and reputation without factual foundation. For the reasons described above, the Company's business depends largely on the credibility of

the Company's statements regarding the food served in McDonald's restaurants. The proponents' statement that a supplier of meat products to the Company slaughters animals in a cruel or abusive manner, and that the Company continues to do business with that supplier despite having witnessed the supplier's abusive practices on a videotape clearly impugns the Company's integrity and reputation and therefore renders the Proposal false and misleading under Rule 14a-9.

**7. The statement that the Company's competitors have adopted animal welfare standards similar to the Company's U.S. standards, and have applied those standards internationally, is unsubstantiated and misleading.**

The first bullet under the third paragraph of the supporting statement states that the Company's "chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally." Nowhere do the proponents offer a description of, or a source for locating a description of, these competitors' animal welfare standards, nor do the proponents provide support for the statement that these standards apply internationally. The Company's shareholders would be unable to determine the accuracy of the proponents' statement that Burger King and Wendy's have adopted animal welfare standards "similar" to the Company's, or to determine whether any such standards are applied outside the U.S. These purported "facts" are misleading because neither the Company nor its shareholders are in a position to challenge them in the absence of the proponents' providing a citation to or other means of accessing competitors' animal welfare standards. The absence of substantiation or access to cited authority renders the statements misleading within the meaning of Rule 14a-9.

**Rule 14a-8(d)**

Rule 14a-8(d) requires that a stockholder proposal, including the supporting statement, not exceed 500 words. The Proposal seeks to circumvent the 500-word limit by referring to a videotape and the animal welfare standards of the Company's competitors but omitting a copy of the videotape and/or the actual text of those standards from the Proposal. If this were corrected, the Proposal would most certainly violate the 500-word limit under Rule 14a-8(d) and would be excludable under Rule 14a-8(i)(3).

**Conclusion**

Based on the foregoing, we believe that the Proposal contains false and misleading statements and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3). While the staff has often allowed a proponent to amend a proposal to cure false or misleading statements, we believe that, because false and misleading statements pervade the Proposal, it would be inappropriate to allow the proponents a second chance to conform with the substantive requirements of the Commission's rules. The revisions would in effect make the proposal a new and late submission, to which the Company would have inadequate time to respond.

In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

If you have any questions regarding this matter or require additional information, please feel free to call me at 630-623-3373 or Carol Vix at (630) 623-3107.

Very truly yours,

Gloria Santona
Senior Vice President,
General Counsel and Secretary

cc: People for the Ethical Treatment of Animals
Trillium Asset Management

Attachments

## Exhibit A

## PETA and Trillium Letters

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT STREET
NORFOLK, VA 23510
TEL 757-622-PETA
FAX 757-622-0457
www.peta-online.org
info@peta-online.org

VIA FAX AND OVERNIGHT MAIL

RECEIVED
DEC 06 2001
LEGAL DEPARTMENT

December 4, 2001

Ms. Gloria Santona
Senior Vice President, General Counsel and Secretary
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Dear Ms. Santona:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of McDonald's Corporation issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

People for the Ethical Treatment of Animals owns 95 shares of McDonald's Corporation common stock acquired more than one year prior to this date, as indicated by the enclosed documentation from Morgan Stanley Dean Witter, our broker.

People for the Ethical Treatment of Animals (PETA) is filing this resolution in conjuntion with Trillium Asset Management. Both Trillium Asset Management and PETA recognize McDonald's leadership role in its policy and practices towards the welfare of farmed animals in the United States and United Kingdom. However, we believe that it that it would be both be a matter of ethics and good business for McDonald's to adopt and enforce consistent animal welfare standards internationally.

In the past few years, Trillium Asset Management has withdrawn resolutions filed with McDonald's after constructive discussions. I hope that we will through dialogue reach agreement on how to address this issue over the next few months.

You can reach Simon Billenness at Trillium Asset Management at (617) 423-6655, x225 or me at PETA at (202) 244-3709. I hope we can set up a time soon to discuss this matter.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Sincerely,

Bruce Friedrich
Senior Campaign Coordinator

Cc: Mr. Robert Langert
Senior Director
Public and Community Affairs
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Ms. Lisa Ciota
Director of Investor Relations
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

encl.

**SHAREHOLDER PROPOSAL**

Submitted to:

McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

By:

People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

and

Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices towards the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."
- In the UK, McDonald's has gone further, prohibiting battery cages for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers… Has independent food safety auditing systems for all beef, pork, and chicken abattoirs…"

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., U.K., or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.
- Outside the U.S., U.K., and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.
- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually non-existent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.
- Bob Langert, McDonald's Senior Director for Community Affairs has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."
- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.
- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals.

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
*tel* 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

VIA FAX AND OVERNIGHT MAIL

December 3, 2001

Ms. Gloria Santona
Senior Vice President, General Counsel and Secretary
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Dear Ms. Santona:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of McDonald's Corporation issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Trillium Asset Management represents the beneficial owner of over 100 shares of McDonald's Corporation common stock acquired more than one year prior to this date. We will forward shortly a letter from our client, Mr. Alex Chatfield, specifically authorizing Trillium Asset Management Corporation to file the shareholder resolution, along with documentation verifying his ownership of the shares.

Trillium Asset Management is filing this resolution in conjuntion with People for the Ethical Treatment of Animals (PETA). Both Trillium Asset Management and PETA recognize McDonald's leadership role in its policy and practices towards the welfare of farm animals in the United States and United Kingdom. However, we believe that it that it would be both be a matter of ethics and good business for McDonald's to adopt and enforce consistent animal welfare standards internationally.

In the past few years, Trillium Asset Management has withdrawn resolutions filed with McDonald's after constructive discussions. I hope that we will through dialogue reach agreement on how to address this issue over the next few months.

*Boston*
*Durham*
*San Francisco*
*Boise* *www.trilliuminvest.com*

You can reach me at Trillium Asset Management at (617) 423-6655, x225 or Bruce Friedrich at PETA at (202) 244-3709. I hope we can set up a time soon to discuss this matter.

Sincerely,

Simon Billenness
Senior Analyst

Cc: Mr. Robert Langert
Senior Director
Public and Community Affairs
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Ms. Lisa Ciota
Director of Investor Relations
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

encl.

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices towards the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."
- In the UK, McDonald's has gone further, prohibiting battery cages for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers… Has independent food safety auditing systems for all beef, pork, and chicken abattoirs…"

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., U.K., or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.
- Outside the U.S., U.K., and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.
- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually non-existent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.
- Bob Langert, McDonald's Senior Director for Community Affairs has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."
- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.
- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals.

# Exhibit B

## McDonald's Animal Welfare Guiding Principles

## Commitment to Animal Welfare

McDonald's cares about the treatment of animals so we are continuing to take a leadership role in improving conditions and operations at our suppliers' facilities. Although McDonald's does not typically own, raise or transport animals, we do recognize that our responsibility as a purchaser of food products includes working with our suppliers to ensure good animal handling practices. McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare.

**McDonald's Animal Welfare Guiding Principles**



1. **Safety:** First and foremost, McDonald's will provide its customers with safe food products. Food safety is McDonald's number one priority. Food safety at McDonald's Corporation is central to company operations and supply chain management. To this end, food safety is integrated into all facets of our business from raw material production to our customer service operations.

2. **Quality:** McDonald's believes treating animals with care *and respect is an integral part of an overall quality* assurance program that makes good business sense. Quality is a cornerstone at McDonald's. Quality defines our process "From Farm to Customer", with animal welfare a critical component of our quality strategy.

3. **Animal Treatment:** McDonald's supports that animals should be free from cruelty, abuse and neglect while embracing the proper treatment of animals and addressing animal welfare issues. McDonald's believes in the ethical treatment of animals, and that animals should be raised, transported and slaughtered in an environment free from cruelty, abuse and neglect.

4. **Partnership:** McDonald's works continuously with our suppliers to audit animal welfare practices, ensuring compliance and continuous improvement. Outside experts have helped McDonald's develop systems to assess the effectiveness of animal welfare practices in ways that are objective and measurable. To that end, McDonald's is committed to implementing an auditing system with our suppliers that ensures animal welfare compliance and sharing "Best Practices" for continuous

improvement.

5. **Leadership:** McDonald's will lead our industry working with our suppliers and industry experts to advance animal welfare practices and technology. We will continually educate ourselves and our suppliers relative to animal welfare issues ensuring that our programs are based on the best science available. This will include working with industry experts and scientists to develop training programs and material that will be used to ensure continuous improvements in the area of animal welfare.

6. **Performance Measurement:** McDonald's sets annual performance objectives to measure our improvement and will ensure our purchasing strategy is aligned with our commitment to animal welfare issues acting as a responsible purchaser. We will continue to dedicate resources to monitor and coordinate activities associated with improving animal welfare, and will incorporate animal welfare objectives into our annual business strategy and personal performance measures. McDonald's recognizes our responsibility as a major purchaser of animal products and the need to establish animal welfare standards and measurements ensuring alignment with our purchasing strategy.

7. **Communication:** McDonald's will communicate our process, programs, plans and progress surrounding animal welfare. McDonald's is committed to sharing our progress with our customers and shareholders, while sharing best practices with our competitors. McDonald's Corporation will continually look for ways to improve our standards and work toward achieving the above stated standards.

**Related Information**

McDonald's USA - Animal Welfare

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McDonald's

Gloria Santona
Senior Vice President
General Counsel
and Secretary

630/623-3373
Fax: 630/623-8005



**Rule 14a-8(i)(3)**
**Rule 14a-8(d)**

January 16, 2002

***By Hand Delivery***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: McDonald's Corporation**

Ladies and Gentlemen:

I am the Senior Vice President, General Counsel and Secretary of McDonald's Corporation (the "Company"), and am submitting this letter pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 to notify the Commission of the Company's intention to exclude from its proxy materials for its 2002 annual meeting of shareholders (the "Proxy Materials") a shareholder resolution and supporting statement (the "Proposal") submitted by People for the Ethical Treatment of Animals ("PETA") and Trillium Asset Management ("Trillium"). The Proposal, which is set forth in the letters from the proponents attached as Exhibit A, requests that the Company's board of directors issue a report regarding the Company's adoption and enforcement of animal welfare standards "internationally." The Company asks that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials (i) pursuant to Rule 14a-8(i)(3), on the ground that the supporting statement is false and misleading and therefore would violate Rule 14a-9, and (ii) pursuant to Rule 14a-8(d) on the ground that the proposal exceeds 500 words. The Company intends to file its definitive Proxy Materials with the Commission on April 5, 2002. The printing of the Proxy Materials is expected to begin on March 28, 2002.

## The Company

The Company is an internationally known owner, operator and franchisor of quick-service hamburger restaurants. The Company also operates a variety of restaurant concepts other than McDonald's restaurants. The Company owns or operates more than 29,000 restaurants (including franchise operations) located in 121 countries.

The Company's restaurants offer a variety of meat products, including beef, chicken and pork. The Company typically does not own, raise or transport animals, but instead purchases meat products through independent suppliers located in various countries.

## The Company's Animal Welfare Guidelines

Although the Company typically does not own, raise or transport animals, the Company is a strong advocate of good animal handling practices and seeks to achieve humane treatment of animals by purchasing its meat products from suppliers who maintain high animal welfare standards. The Company believes that, by purchasing meat products from suppliers who meet its animal welfare standards, the Company can provide safer, high-quality food products to its customers, and at the same time facilitate the humane treatment of animals.

To accomplish these objectives, the Company has adopted the "McDonald's Animal Welfare Guiding Principles" (the "Guiding Principles"), a copy of which is attached as Exhibit B. The Guiding Principles express the Company's commitment to the raising, transportation and slaughter of animals in a manner that is free of cruelty, abuse and neglect.

The Guiding Principles are applicable to all direct suppliers (*i.e.*, all suppliers from which the Company purchases product) on a worldwide basis. As explained on the Company's website, the principles were developed to "help guide further development of animal welfare programs throughout the McDonald's global supply chain."

The Company seeks to implement its animal welfare objectives by establishing procedures founded on the Guiding Principles. As stated in the Guiding Principles, the Company, together with its outside experts, works with its suppliers to develop systems to monitor and assess the effectiveness of suppliers' animal handling practices.

The Company developed a global abattoir (*e.g.*, slaughterhouse) audit program ("Abattoir Audit Standards") with the assistance of Dr. Temple Grandin, who is indisputably the leading global authority on animal welfare issues. The Company has worked with Dr. Grandin to train and educate our global supply chain management team and our suppliers about animal welfare science and animal behavior. Her work for the Company is global in scope and is detailed on the Company's website. She has visited McDonald's supply chain management and suppliers in the United States, Australia and Europe. Since 1999, many audits have been completed in abattoir facilities, including facilities in North America, Latin America, Europe and Asia/Pacific. The effectiveness of the Company's audit program was highlighted by Dr. Grandin in a paper presented at the National Institute of Animal Agriculture on April 4, 2001.

Because the Company's business is dependent upon the goodwill of the general public, it is critical to the Company that it maintain a public reputation for integrity and honesty, and for providing high-quality food products. For that reason, the Company takes seriously its Guiding Principles and the public's perception of its commitment to and enforcement of those Principles. It would be highly detrimental to the Company if the nature, breadth or effectiveness of the Company's animal welfare principles were misrepresented to the public or unfairly impugned by special interest groups.

The Company believes that the following Proposal misrepresents to our shareholders the Company's commitment to animal welfare. The reasons for our belief and further examples of our commitment follow as well.

**The Proposal**

The full text of the Proposal is as follows:

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices toward the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."

- In the UK, McDonald's has gone further, prohibiting battery cases for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers ... Has independent food safety auditing systems for all beef, pork, and chicken abattoirs…."

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty toward animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., UK, or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.

- Outside the U.S., UK, and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.

- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's

  has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually nonexistent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.

- Bob Langert, McDonald's Senior Director for Community Affairs, has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."

- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.

- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals."

## Discussion

**Rule 14a-8(i)(3)**

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal or supporting statement "is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." We believe that the Proposal, particularly the supporting statement, is replete with false and misleading statements and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

We believe that the supporting statement is false and misleading in the following respects:

1. **The statement that the Company has failed to adopt animal welfare guidelines "internationally" is incorrect.**

The first sentence of the second paragraph of the supporting statement includes the statement that, "[b]y failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated polices." The statement that the Company has failed to adopt animal welfare guidelines "internationally" is false and misleading for two reasons. First, the statement implies that the Guiding Principles and the Abattoir Audit Standards apply only domestically, *i.e.*, only in the U.S. In fact, both the Guiding Principles and the Abattoir Audit Standards apply to the Company's suppliers on a worldwide basis. And, as the Proposal itself acknowledges, the Company is a "corporate leader" in promoting animal welfare in the U.K.

Second, even if the proponents mean to say that the Company applies animal welfare guidelines only in the U.S. and the U.K., and not to suppliers in *all* countries, the statement is false. The Guiding Principles and the Abattoir Audit Standards apply globally, to all suppliers and in all countries in which the Company's suppliers raise, transport or slaughter animals.

For these reasons, it is simply untrue to say that the Company has failed to adopt animal welfare guidelines internationally. Because the Proposal contains this demonstrably false statement (as well as the others discussed below), the Proposal is excludable under Rule 14a-8(i)(3). See, e.g., *Halliburton Company* (January 30, 2001) (statement that compensation committee report is included in issuer's annual report excludable because report is in fact included in proxy statement); *Milacron, Inc.* (January 24, 2001) (statement referring to "bonuses" under issuer's long term incentive plan excludable where plan did not provide for bonuses); *Citigroup, Inc.* (March 8, 2000) (statement referring to a "separate class of directors" excludable where board did not have separate classes).

**2. The implication that the Company applies animal welfare guidelines only in the U.S. and the U.K is false and misleading.**

The first sentence of the supporting statement is similarly false and misleading. The first sentence states that the Company has become a corporate leader as a result of its "public policy and practices toward the welfare of farm animals, as currently implemented in the United States and United Kingdom..." This statement, particularly when coupled with the statement that the Company has failed to adopt animal welfare guidelines internationally, suggests that the Company's animal welfare guidelines apply only in the U.S. and the U.K., and do not apply to suppliers or supplier operations in any other country. In fact, as discussed above, the Guiding Principles and Abattoir Audit Standards are applicable to all suppliers and in all countries.

**3. The statement that there is "no evidence" that the Company has implemented animal welfare standards outside the U.S., the U.K. and Australia is incorrect.**

The second bulleted sentence of the second paragraph of the supporting statement states that "[o]utside the U.S., UK and Australia, there is no evidence that McDonald's has implemented animal welfare standards." In Europe, for example, the Company has a European Animal Welfare Team made up of six employees with responsibility for all of Europe. This Team establishes strategy, tactics, measurement and follow up for animal welfare in its supply chains throughout Europe. Abattoir Audits are in place and in practice. In Latin America, meetings are held with our supply chain partners such as the Latin America Zone Beef Suppliers. At such meetings, the Company is able to reinforce the Guiding Principles, provide training, assess improvement in

animal welfare and handling and communicate best practices. For the foregoing reasons and the reasons discussed in sections 1 and 2 above, the statement that there is no evidence that the company has implemented animal welfare standards outside the U.S., the U.K. and Australia is false in that it ignores the global implementation of the Guiding Principles and the Abattoir Audit Standards.

**4. The Proposal makes conflicting and inconsistent statements regarding the applicability of the Company's animal welfare guidelines.**

In addition to being false in the respects noted above, the Proposal is confusing and internally inconsistent, and therefore is misleading. A shareholder reading the Proposal would be completely confused as to the geographic applicability of the Company's animal welfare guidelines. As discussed above, the Proposal states, alternately, that the Company's guidelines do not apply "internationally" (*i.e.*, that they apply only in the U.S.), that the guidelines apply only in the U.S. and the U.K., and that the guidelines do not apply outside the U.S., the U.K. and Australia.

Similarly, the Proposal states that the Company has "failed to adopt" animal welfare guidelines applicable to Latin America and other countries, but then makes the assertion that the Company purchases meat products from suppliers in those countries "in contravention of our company's stated policies." The Company cannot purchase from suppliers in contravention of its "stated policies" if it has not adopted policies applicable to those suppliers. This inconsistency within the Proposal would serve to confuse a shareholder as to whether the purpose of the Proposal is to encourage the adoption of animal welfare guidelines, or instead is to encourage enforcement of guidelines that are already in place.

Because the Proposal is internally inconsistent and confusing, it is misleading within the meaning of Rule 14a-9, and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3). See *Northeast Utilities Service Co.*, (April 9, 2001) (proposal regarding issuer's charitable donations program excludable under Rule 14a-8(i)(3) where proposal contains inconsistent, confusing and ambiguous statements); *Kmart Corporation* (March

28, 2000) (proposal regarding issuer's contributions to political parties excludable under Rule 14a-8(i)(3) where proposal contains confusing and illogical statements).

**5. The statement that the Company purchases from suppliers who are engaged in egregious cruelty towards animals in contravention of the Company's policies is incorrect, and impugns the Company's integrity and reputation without factual foundation.**

The first sentence of the second paragraph states that the Company buys food products from suppliers that are engaged in "egregious cruelty toward animals in contravention of our company's stated policies." The first sentence of the third paragraph reiterates this statement by stating that the Company's reputation will be harmed if the Company "continues to buy from suppliers engaged in such abusive practices." These statements are false and misleading for two reasons.

First, to the Company's knowledge, the Company does not purchase meat products from suppliers that are engaged in "egregious cruelty toward animals," nor, to the Company's knowledge, has the Company purchased products in contravention of its stated policies. One of the express purposes of the Guiding Principles is to assure that no supplier engages in cruelty toward animals. Although it is impossible for the Company or any other purchaser of meat products to be aware of every action taken by its suppliers, the Company does not knowingly purchase food products from suppliers which violate this policy. To the contrary, the Company clearly informs its suppliers of its Guiding Principles, has an Abattoir Audit program intended to facilitate and monitor compliance with those Principles, and enforces the Abattoir Audit Standards against suppliers who fail to comply. The Company believes, therefore, that the statement that the Company purchases food products in violation of its policies is false. At a minimum, the statement is an unsupported and unverifiable accusation which should be excluded in the absence of factual support. See, e.g., *Starbucks Corporation* (December 12, 2001) (unsubstantiated assertions regarding the company's classified board structure made without reference to factual support and credible data excludable) *DT Industries, Inc.* (August 10, 2001) (unsubstantiated assertions regarding the company's process of electing directors excludable); *Intel Corporation* (March 19, 1999) (unsubstantiated, graphic descriptions of animal experiments conducted in a company-sponsored science fair excludable).

The statement also is misleading within the meaning of Rule 14a-9 in that it impugns the Company's integrity and reputation, and alleges improper conduct, without factual foundation. The Company has stated publicly that it will not purchase meat products from suppliers that fail to comply with its

animal welfare guidelines or that fail to make corrective action requested by the Company. The Proposal's statement that the Company purchases meat products in violation of its guidelines challenges the truthfulness of the Company's statements and therefore calls into question the Company's honesty, integrity and reputation for candor regarding its products. Ironically, the Proposal itself acknowledges that the Company's reputation will be harmed if the Company purchases meat products from suppliers that abuse animals.

A Note to Rule 14a-9 provides that statements may be deemed misleading if they include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Here, the proponents have offered no factual foundation for their statement that the Company purchases products from suppliers who are engaged in animal cruelty (other than the alleged existence of a videotape, which is discussed separately in the next section), and therefore the statement is misleading within the meaning of Rule 14a-9. See *General Magic, Inc.* (May 1, 2000) (proposal containing unsubstantiated statement that company name change would be more reflective of the company's attitude towards its shareholders excludable under Rule 14a-8(i)(3)).

**6. The statement that the Company has been provided with "video documentation" of a Company supplier slaughtering a cow in an "egregiously abusive" manner is false and misleading, and impugns the Company's integrity and reputation without factual foundation**

The third bulleted sentence of the second paragraph states that "our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter." As a preliminary matter, the statement that the Company has been provided with such a videotape is untrue. (We assume that the proponents' reference to "our company" in this context refers to McDonald's Corporation, consistent with the proponents' usage of that phrase throughout the Proposal.) To the Company's knowledge and after

making reasonable efforts to determine whether our senior officers at our corporate headquarters received such a videotape, we have not received any such videotape from the proponents or anyone else. For this reason alone, the proponents' statement is false and misleading and warrants exclusion of the Proposal under Rule 14a-8(i)(3).

The statement is false and misleading for the additional reason in that it levels a serious allegation against the Company, and then seeks to support that allegation by referring to a videotape that is not readily accessible to either the Company or its shareholders. Because the videotape appears not to be publicly available, the Company cannot challenge the proponents' characterization of its contents, nor may the Company's shareholders access the videotape to weigh for themselves the nature of the conduct or the credibility of the proponents' statement that a Company supplier engaged in abusive practices. Moreover, the Company is without the ability to examine the videotape to determine whether it is an accurate or fair characterization of the events depicted in the tape. In comparable contexts, where a proponent has sought to bolster its supporting statement by citing to the findings of a third party, the Staff has required the proponent to provide a citation or other means of obtaining access to those findings. In the absence of such access, the Staff has deemed the reference to the cited authority to be false and misleading. See, e.g., *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2000) (proponent's reference to a "1997 report" and "one Colorado experiment" deemed too vague to support proponent's claims).

Even if the videotape were available for scrutiny, the proponents' description of its contents is necessarily misleading. It seems inconceivable that the proponents could determine from a videotape that the person depicted on the tape was a supplier (or an employee of a supplier) of the Company, or that the supplier was located in Central America. (The proponents clearly recognize their inability to support these conclusions, as evidenced by their own reference to the person depicted in the alleged videotape as a "purported McDonald's supplier.") Such statements must derive from hearsay or speculation, neither of which provides sufficient foundation for the statements. In addition, the proponents' description of the contents of the videotape goes well beyond stating the "facts," and characterizes the purported "slaughter" in a subjective and inflammatory way, as "egregious and abusive." Subjective, inflammatory characterizations of conduct or events are inherently misleading

and therefore are excludable under Rule 14a-8(i)(3). See, e.g., *Idacorp, Inc.* (January 9, 2001) (proposal excludable where supporting statement contains unsupported accusation that directors violated fiduciary duties to shareholders); *General Magic, Inc.* (May 1, 2000) (proposal to change issuer's name to "To Hell with Shareholders Inc." excludable where proposal effectively makes inflammatory statement about company's attitude toward its shareholders).

Finally, the statement regarding the alleged videotape impugns the Company's integrity and reputation without factual foundation. For the reasons described above, the Company's business depends largely on the credibility of

the Company's statements regarding the food served in McDonald's restaurants. The proponents' statement that a supplier of meat products to the Company slaughters animals in a cruel or abusive manner, and that the Company continues to do business with that supplier despite having witnessed the supplier's abusive practices on a videotape clearly impugns the Company's integrity and reputation and therefore renders the Proposal false and misleading under Rule 14a-9.

**7. The statement that the Company's competitors have adopted animal welfare standards similar to the Company's U.S. standards, and have applied those standards internationally, is unsubstantiated and misleading.**

The first bullet under the third paragraph of the supporting statement states that the Company's "chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally." Nowhere do the proponents offer a description of, or a source for locating a description of, these competitors' animal welfare standards, nor do the proponents provide support for the statement that these standards apply internationally. The Company's shareholders would be unable to determine the accuracy of the proponents' statement that Burger King and Wendy's have adopted animal welfare standards "similar" to the Company's, or to determine whether any such standards are applied outside the U.S. These purported "facts" are misleading because neither the Company nor its shareholders are in a position to challenge them in the absence of the proponents' providing a citation to or other means of accessing competitors' animal welfare standards. The absence of substantiation or access to cited authority renders the statements misleading within the meaning of Rule 14a-9.

**Rule 14a-8(d)**

Rule 14a-8(d) requires that a stockholder proposal, including the supporting statement, not exceed 500 words. The Proposal seeks to circumvent the 500-word limit by referring to a videotape and the animal welfare standards of the Company's competitors but omitting a copy of the videotape and/or the actual text of those standards from the Proposal. If this were corrected, the Proposal would most certainly violate the 500-word limit under Rule 14a-8(d) and would be excludable under Rule 14a-8(i)(3).

**Conclusion**

Based on the foregoing, we believe that the Proposal contains false and misleading statements and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3). While the staff has often allowed a proponent to amend a proposal to cure false or misleading statements, we believe that, because false and misleading statements pervade the Proposal, it would be inappropriate to allow the proponents a second chance to conform with the substantive requirements of the Commission's rules. The revisions would in effect make the proposal a new and late submission, to which the Company would have inadequate time to respond.

In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

If you have any questions regarding this matter or require additional information, please feel free to call me at 630-623-3373 or Carol Vix at (630) 623-3107.

Very truly yours,

Gloria Santona

Gloria Santona
Senior Vice President,
General Counsel and Secretary

cc: People for the Ethical Treatment of Animals
Trillium Asset Management

Attachments

## Exhibit A

## PETA and Trillium Letters

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT STREET
NORFOLK, VA 23510
TEL 757-622-PETA
FAX 757-622-0457
www.peta-online.org
info@peta-online.org

VIA FAX AND OVERNIGHT MAIL

RECEIVED
DEC 06 2001
LEGAL DEPARTMENT

December 4, 2001

Ms. Gloria Santona
Senior Vice President, General Counsel and Secretary
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Dear Ms. Santona:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of McDonald's Corporation issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

People for the Ethical Treatment of Animals owns 95 shares of McDonald's Corporation common stock acquired more than one year prior to this date, as indicated by the enclosed documentation from Morgan Stanley Dean Witter, our broker.

People for the Ethical Treatment of Animals (PETA) is filing this resolution in conjuntion with Trillium Asset Management. Both Trillium Asset Management and PETA recognize McDonald's leadership role in its policy and practices towards the welfare of farmed animals in the United States and United Kingdom. However, we believe that it that it would be both be a matter of ethics and good business for McDonald's to adopt and enforce consistent animal welfare standards internationally.

In the past few years, Trillium Asset Management has withdrawn resolutions filed with McDonald's after constructive discussions. I hope that we will through dialogue reach agreement on how to address this issue over the next few months.

You can reach Simon Billenness at Trillium Asset Management at (617) 423-6655, x225 or me at PETA at (202) 244-3709. I hope we can set up a time soon to discuss this matter.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Sincerely,

Bruce Friedrich
Senior Campaign Coordinator

Cc: Mr. Robert Langert
Senior Director
Public and Community Affairs
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Ms. Lisa Ciota
Director of Investor Relations
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

encl.

**SHAREHOLDER PROPOSAL**

Submitted to:

McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

By:

People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

and

Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices towards the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."
- In the UK, McDonald's has gone further, prohibiting battery cages for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers… Has independent food safety auditing systems for all beef, pork, and chicken abattoirs…"

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., U.K., or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.
- Outside the U.S., U.K., and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.
- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually non-existent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.
- Bob Langert, McDonald's Senior Director for Community Affairs has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."
- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.
- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals.

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
*tel* 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

VIA FAX AND OVERNIGHT MAIL

December 3, 2001

Ms. Gloria Santona
Senior Vice President, General Counsel and Secretary
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Dear Ms. Santona:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of McDonald's Corporation issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Trillium Asset Management represents the beneficial owner of over 100 shares of McDonald's Corporation common stock acquired more than one year prior to this date. We will forward shortly a letter from our client, Mr. Alex Chatfield, specifically authorizing Trillium Asset Management Corporation to file the shareholder resolution, along with documentation verifying his ownership of the shares.

Trillium Asset Management is filing this resolution in conjuntion with People for the Ethical Treatment of Animals (PETA). Both Trillium Asset Management and PETA recognize McDonald's leadership role in its policy and practices towards the welfare of farm animals in the United States and United Kingdom. However, we believe that it that it would be both be a matter of ethics and good business for McDonald's to adopt and enforce consistent animal welfare standards internationally.

In the past few years, Trillium Asset Management has withdrawn resolutions filed with McDonald's after constructive discussions. I hope that we will through dialogue reach agreement on how to address this issue over the next few months.

You can reach me at Trillium Asset Management at (617) 423-6655, x225 or Bruce Friedrich at PETA at (202) 244-3709. I hope we can set up a time soon to discuss this matter.

Sincerely,

Simon Billenness
Senior Analyst

Cc: Mr. Robert Langert
Senior Director
Public and Community Affairs
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Ms. Lisa Ciota
Director of Investor Relations
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

encl.

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices towards the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."
- In the UK, McDonald's has gone further, prohibiting battery cages for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers... Has independent food safety auditing systems for all beef, pork, and chicken abattoirs..."

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., U.K., or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.
- Outside the U.S., U.K., and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.
- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually non-existent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.
- Bob Langert, McDonald's Senior Director for Community Affairs has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."
- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.
- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals.

## Exhibit B

## McDonald's Animal Welfare Guiding Principles

## Commitment to Animal Welfare

McDonald's cares about the treatment of animals so we are continuing to take a leadership role in improving conditions and operations at our suppliers' facilities. Although McDonald's does not typically own, raise or transport animals, we do recognize that our responsibility as a purchaser of food products includes working with our suppliers to ensure good animal handling practices. McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare.

**McDonald's Animal Welfare Guiding Principles**

1. **Safety:** First and foremost, McDonald's will provide its customers with safe food products. Food safety is McDonald's number one priority. Food safety at McDonald's Corporation is central to company operations and supply chain management. To this end, food safety is integrated into all facets of our business from raw material production to our customer service operations.



2. **Quality:** McDonald's believes treating animals with care and respect is an integral part of an overall quality assurance program that makes good business sense. Quality is a cornerstone at McDonald's. Quality defines our process "From Farm to Customer", with animal welfare a critical component of our quality strategy.

3. **Animal Treatment:** McDonald's supports that animals should be free from cruelty, abuse and neglect while embracing the proper treatment of animals and addressing animal welfare issues. McDonald's believes in the ethical treatment of animals, and that animals should be raised, transported and slaughtered in an environment free from cruelty, abuse and neglect.

4. **Partnership:** McDonald's works continuously with our suppliers to audit animal welfare practices, ensuring compliance and continuous improvement. Outside experts have helped McDonald's develop systems to assess the effectiveness of animal welfare practices in ways that are objective and measurable. To that end, McDonald's is committed to implementing an auditing system with our suppliers that ensures animal welfare compliance and sharing "Best Practices" for continuous

improvement.

5. **Leadership:** McDonald's will lead our industry working with our suppliers and industry experts to advance animal welfare practices and technology. We will continually educate ourselves and our suppliers relative to animal welfare issues ensuring that our programs are based on the best science available. This will include working with industry experts and scientists to develop training programs and material that will be used to ensure continuous improvements in the area of animal welfare.

6. **Performance Measurement:** McDonald's sets annual performance objectives to measure our improvement and will ensure our purchasing strategy is aligned with our commitment to animal welfare issues acting as a responsible purchaser. We will continue to dedicate resources to monitor and coordinate activities associated with improving animal welfare, and will incorporate animal welfare objectives into our annual business strategy and personal performance measures. McDonald's recognizes our responsibility as a major purchaser of animal products and the need to establish animal welfare standards and measurements ensuring alignment with our purchasing strategy.

7. **Communication:** McDonald's will communicate our process, programs, plans and progress surrounding animal welfare. McDonald's is committed to sharing our progress with our customers and shareholders, while sharing best practices with our competitors. McDonald's Corporation will continually look for ways to improve our standards and work toward achieving the above stated standards.

**Related Information**

McDonald's USA - Animal Welfare

Back to Top

Gloria Santona
Senior Vice President
General Counsel
and Secretary

630/623-3373
Fax: 630/623-8005

**Rule 14a-8(i)(3)**
**Rule 14a-8(d)**



January 16, 2002

***By Hand Delivery***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: McDonald's Corporation**

Ladies and Gentlemen:

I am the Senior Vice President, General Counsel and Secretary of McDonald's Corporation (the "Company"), and am submitting this letter pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 to notify the Commission of the Company's intention to exclude from its proxy materials for its 2002 annual meeting of shareholders (the "Proxy Materials") a shareholder resolution and supporting statement (the "Proposal") submitted by People for the Ethical Treatment of Animals ("PETA") and Trillium Asset Management ("Trillium"). The Proposal, which is set forth in the letters from the proponents attached as Exhibit A, requests that the Company's board of directors issue a report regarding the Company's adoption and enforcement of animal welfare standards "internationally." The Company asks that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials (i) pursuant to Rule 14a-8(i)(3), on the ground that the supporting statement is false and misleading and therefore would violate Rule 14a-9, and (ii) pursuant to Rule 14a-8(d) on the ground that the proposal exceeds 500 words. The Company intends to file its definitive Proxy Materials with the Commission on April 5, 2002. The printing of the Proxy Materials is expected to begin on March 28, 2002.

## The Company

The Company is an internationally known owner, operator and franchisor of quick-service hamburger restaurants. The Company also operates a variety of restaurant concepts other than McDonald's restaurants. The Company owns or operates more than 29,000 restaurants (including franchise operations) located in 121 countries.

The Company's restaurants offer a variety of meat products, including beef, chicken and pork. The Company typically does not own, raise or transport animals, but instead purchases meat products through independent suppliers located in various countries.

## The Company's Animal Welfare Guidelines

Although the Company typically does not own, raise or transport animals, the Company is a strong advocate of good animal handling practices and seeks to achieve humane treatment of animals by purchasing its meat products from suppliers who maintain high animal welfare standards. The Company believes that, by purchasing meat products from suppliers who meet its animal welfare standards, the Company can provide safer, high-quality food products to its customers, and at the same time facilitate the humane treatment of animals.

To accomplish these objectives, the Company has adopted the "McDonald's Animal Welfare Guiding Principles" (the "Guiding Principles"), a copy of which is attached as Exhibit B. The Guiding Principles express the Company's commitment to the raising, transportation and slaughter of animals in a manner that is free of cruelty, abuse and neglect.

The Guiding Principles are applicable to all direct suppliers (*i.e.*, all suppliers from which the Company purchases product) on a worldwide basis. As explained on the Company's website, the principles were developed to "help guide further development of animal welfare programs throughout the McDonald's global supply chain."

The Company seeks to implement its animal welfare objectives by establishing procedures founded on the Guiding Principles. As stated in the Guiding Principles, the Company, together with its outside experts, works with its suppliers to develop systems to monitor and assess the effectiveness of suppliers' animal handling practices.

The Company developed a global abattoir (*e.g.*, slaughterhouse) audit program ("Abattoir Audit Standards") with the assistance of Dr. Temple Grandin, who is indisputably the leading global authority on animal welfare issues. The Company has worked with Dr. Grandin to train and educate our global supply chain management team and our suppliers about animal welfare science and animal behavior. Her work for the Company is global in scope and is detailed on the Company's website. She has visited McDonald's supply chain management and suppliers in the United States, Australia and Europe. Since 1999, many audits have been completed in abattoir facilities, including facilities in North America, Latin America, Europe and Asia/Pacific. The effectiveness of the Company's audit program was highlighted by Dr. Grandin in a paper presented at the National Institute of Animal Agriculture on April 4, 2001.

Because the Company's business is dependent upon the goodwill of the general public, it is critical to the Company that it maintain a public reputation for integrity and honesty, and for providing high-quality food products. For that reason, the Company takes seriously its Guiding Principles and the public's perception of its commitment to and enforcement of those Principles. It would be highly detrimental to the Company if the nature, breadth or effectiveness of the Company's animal welfare principles were misrepresented to the public or unfairly impugned by special interest groups.

The Company believes that the following Proposal misrepresents to our shareholders the Company's commitment to animal welfare. The reasons for our belief and further examples of our commitment follow as well.

**The Proposal**

The full text of the Proposal is as follows:

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices toward the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."

- In the UK, McDonald's has gone further, prohibiting battery cases for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers ... Has independent food safety auditing systems for all beef, pork, and chicken abattoirs...."

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty toward animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., UK, or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.

- Outside the U.S., UK, and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.

- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually nonexistent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.

- Bob Langert, McDonald's Senior Director for Community Affairs, has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."

- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.

- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals."

## Discussion

**Rule 14a-8(i)(3)**

Rule 14a-8(i)(3) permits companies to omit a shareholder proposal if the proposal or supporting statement "is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." We believe that the Proposal, particularly the supporting statement, is replete with false and misleading statements and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3).

We believe that the supporting statement is false and misleading in the following respects:

**1. The statement that the Company has failed to adopt animal welfare guidelines "internationally" is incorrect.**

The first sentence of the second paragraph of the supporting statement includes the statement that, "[b]y failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated polices." The statement that the Company has failed to adopt animal welfare guidelines "internationally" is false and misleading for two reasons. First, the statement implies that the Guiding Principles and the Abattoir Audit Standards apply only domestically, *i.e.*, only in the U.S. In fact, both the Guiding Principles and the Abattoir Audit Standards apply to the Company's suppliers on a worldwide basis. And, as the Proposal itself acknowledges, the Company is a "corporate leader" in promoting animal welfare in the U.K.

Second, even if the proponents mean to say that the Company applies animal welfare guidelines only in the U.S. and the U.K., and not to suppliers in *all* countries, the statement is false. The Guiding Principles and the Abattoir Audit Standards apply globally, to all suppliers and in all countries in which the Company's suppliers raise, transport or slaughter animals.

For these reasons, it is simply untrue to say that the Company has failed to adopt animal welfare guidelines internationally. Because the Proposal contains this demonstrably false statement (as well as the others discussed below), the Proposal is excludable under Rule 14a-8(i)(3). See, e.g., *Halliburton Company* (January 30, 2001) (statement that compensation committee report is included in issuer's annual report excludable because report is in fact included in proxy statement); *Milacron, Inc.* (January 24, 2001) (statement referring to "bonuses" under issuer's long term incentive plan excludable where plan did not provide for bonuses); *Citigroup, Inc.* (March 8, 2000) (statement referring to a "separate class of directors" excludable where board did not have separate classes).

**2. The implication that the Company applies animal welfare guidelines *only* in the U.S. and the U.K is false and misleading.**

The first sentence of the supporting statement is similarly false and misleading. The first sentence states that the Company has become a corporate leader as a result of its "public policy and practices toward the welfare of farm animals, as currently implemented in the United States and United Kingdom..." This statement, particularly when coupled with the statement that the Company has failed to adopt animal welfare guidelines internationally, suggests that the Company's animal welfare guidelines apply only in the U.S. and the U.K., and do not apply to suppliers or supplier operations in any other country. In fact, as discussed above, the Guiding Principles and Abattoir Audit Standards are applicable to all suppliers and in all countries.

**3. The statement that there is "no evidence" that the Company has implemented animal welfare standards outside the U.S., the U.K. and Australia is incorrect.**

The second bulleted sentence of the second paragraph of the supporting statement states that "[o]utside the U.S., UK and Australia, there is no evidence that McDonald's has implemented animal welfare standards." In Europe, for example, the Company has a European Animal Welfare Team made up of six employees with responsibility for all of Europe. This Team establishes strategy, tactics, measurement and follow up for animal welfare in its supply chains throughout Europe. Abattoir Audits are in place and in practice. In Latin America, meetings are held with our supply chain partners such as the Latin America Zone Beef Suppliers. At such meetings, the Company is able to reinforce the Guiding Principles, provide training, assess improvement in

animal welfare and handling and communicate best practices. For the foregoing reasons and the reasons discussed in sections 1 and 2 above, the statement that there is no evidence that the company has implemented animal welfare standards outside the U.S., the U.K. and Australia is false in that it ignores the global implementation of the Guiding Principles and the Abattoir Audit Standards.

**4. The Proposal makes conflicting and inconsistent statements regarding the applicability of the Company's animal welfare guidelines.**

In addition to being false in the respects noted above, the Proposal is confusing and internally inconsistent, and therefore is misleading. A shareholder reading the Proposal would be completely confused as to the geographic applicability of the Company's animal welfare guidelines. As discussed above, the Proposal states, alternately, that the Company's guidelines do not apply "internationally" (*i.e.*, that they apply only in the U.S.), that the guidelines apply only in the U.S. and the U.K., and that the guidelines do not apply outside the U.S., the U.K. and Australia.

Similarly, the Proposal states that the Company has "failed to adopt" animal welfare guidelines applicable to Latin America and other countries, but then makes the assertion that the Company purchases meat products from suppliers in those countries "in contravention of our company's stated policies." The Company cannot purchase from suppliers in contravention of its "stated policies" if it has not adopted policies applicable to those suppliers. This inconsistency within the Proposal would serve to confuse a shareholder as to whether the purpose of the Proposal is to encourage the adoption of animal welfare guidelines, or instead is to encourage enforcement of guidelines that are already in place.

Because the Proposal is internally inconsistent and confusing, it is misleading within the meaning of Rule 14a-9, and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3). See *Northeast Utilities Service Co.*, (April 9, 2001) (proposal regarding issuer's charitable donations program excludable under Rule 14a-8(i)(3) where proposal contains inconsistent, confusing and ambiguous statements); *Kmart Corporation* (March

28, 2000) (proposal regarding issuer's contributions to political parties excludable under Rule 14a-8(i)(3) where proposal contains confusing and illogical statements).

5. **The statement that the Company purchases from suppliers who are engaged in egregious cruelty towards animals in contravention of the Company's policies is incorrect, and impugns the Company's integrity and reputation without factual foundation.**

The first sentence of the second paragraph states that the Company buys food products from suppliers that are engaged in "egregious cruelty toward animals in contravention of our company's stated policies." The first sentence of the third paragraph reiterates this statement by stating that the Company's reputation will be harmed if the Company "continues to buy from suppliers engaged in such abusive practices." These statements are false and misleading for two reasons.

First, to the Company's knowledge, the Company does not purchase meat products from suppliers that are engaged in "egregious cruelty toward animals," nor, to the Company's knowledge, has the Company purchased products in contravention of its stated policies. One of the express purposes of the Guiding Principles is to assure that no supplier engages in cruelty toward animals. Although it is impossible for the Company or any other purchaser of meat products to be aware of every action taken by its suppliers, the Company does not knowingly purchase food products from suppliers which violate this policy. To the contrary, the Company clearly informs its suppliers of its Guiding Principles, has an Abattoir Audit program intended to facilitate and monitor compliance with those Principles, and enforces the Abattoir Audit Standards against suppliers who fail to comply. The Company believes, therefore, that the statement that the Company purchases food products in violation of its policies is false. At a minimum, the statement is an unsupported and unverifiable accusation which should be excluded in the absence of factual support. See, e.g., *Starbucks Corporation* (December 12, 2001) (unsubstantiated assertions regarding the company's classified board structure made without reference to factual support and credible data excludable) *DT Industries, Inc.* (August 10, 2001) (unsubstantiated assertions regarding the company's process of electing directors excludable); *Intel Corporation* (March 19, 1999) (unsubstantiated, graphic descriptions of animal experiments conducted in a company-sponsored science fair excludable).

The statement also is misleading within the meaning of Rule 14a-9 in that it impugns the Company's integrity and reputation, and alleges improper conduct, without factual foundation. The Company has stated publicly that it will not purchase meat products from suppliers that fail to comply with its

animal welfare guidelines or that fail to make corrective action requested by the Company. The Proposal's statement that the Company purchases meat products in violation of its guidelines challenges the truthfulness of the Company's statements and therefore calls into question the Company's honesty, integrity and reputation for candor regarding its products. Ironically, the Proposal itself acknowledges that the Company's reputation will be harmed if the Company purchases meat products from suppliers that abuse animals.

A Note to Rule 14a-9 provides that statements may be deemed misleading if they include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Here, the proponents have offered no factual foundation for their statement that the Company purchases products from suppliers who are engaged in animal cruelty (other than the alleged existence of a videotape, which is discussed separately in the next section), and therefore the statement is misleading within the meaning of Rule 14a-9. See *General Magic, Inc.* (May 1, 2000) (proposal containing unsubstantiated statement that company name change would be more reflective of the company's attitude towards its shareholders excludable under Rule 14a-8(i)(3)).

**6. The statement that the Company has been provided with "video documentation" of a Company supplier slaughtering a cow in an "egregiously abusive" manner is false and misleading, and impugns the Company's integrity and reputation without factual foundation**

The third bulleted sentence of the second paragraph states that "our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter." As a preliminary matter, the statement that the Company has been provided with such a videotape is untrue. (We assume that the proponents' reference to "our company" in this context refers to McDonald's Corporation, consistent with the proponents' usage of that phrase throughout the Proposal.) To the Company's knowledge and after

making reasonable efforts to determine whether our senior officers at our corporate headquarters received such a videotape, we have not received any such videotape from the proponents or anyone else. For this reason alone, the proponents' statement is false and misleading and warrants exclusion of the Proposal under Rule 14a-8(i)(3).

The statement is false and misleading for the additional reason in that it levels a serious allegation against the Company, and then seeks to support that allegation by referring to a videotape that is not readily accessible to either the Company or its shareholders. Because the videotape appears not to be publicly available, the Company cannot challenge the proponents' characterization of its contents, nor may the Company's shareholders access the videotape to weigh for themselves the nature of the conduct or the credibility of the proponents' statement that a Company supplier engaged in abusive practices. Moreover, the Company is without the ability to examine the videotape to determine whether it is an accurate or fair characterization of the events depicted in the tape. In comparable contexts, where a proponent has sought to bolster its supporting statement by citing to the findings of a third party, the Staff has required the proponent to provide a citation or other means of obtaining access to those findings. In the absence of such access, the Staff has deemed the reference to the cited authority to be false and misleading. See, e.g., *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2000) (proponent's reference to a "1997 report" and "one Colorado experiment" deemed too vague to support proponent's claims).

Even if the videotape were available for scrutiny, the proponents' description of its contents is necessarily misleading. It seems inconceivable that the proponents could determine from a videotape that the person depicted on the tape was a supplier (or an employee of a supplier) of the Company, or that the supplier was located in Central America. (The proponents clearly recognize their inability to support these conclusions, as evidenced by their own reference to the person depicted in the alleged videotape as a "purported McDonald's supplier.") Such statements must derive from hearsay or speculation, neither of which provides sufficient foundation for the statements. In addition, the proponents' description of the contents of the videotape goes well beyond stating the "facts," and characterizes the purported "slaughter" in a subjective and inflammatory way, as "egregious and abusive." Subjective, inflammatory characterizations of conduct or events are inherently misleading

and therefore are excludable under Rule 14a-8(i)(3). See, e.g., *Idacorp, Inc.* (January 9, 2001) (proposal excludable where supporting statement contains unsupported accusation that directors violated fiduciary duties to shareholders); *General Magic, Inc.* (May 1, 2000) (proposal to change issuer's name to "To Hell with Shareholders Inc." excludable where proposal effectively makes inflammatory statement about company's attitude toward its shareholders).

Finally, the statement regarding the alleged videotape impugns the Company's integrity and reputation without factual foundation. For the reasons described above, the Company's business depends largely on the credibility of

the Company's statements regarding the food served in McDonald's restaurants. The proponents' statement that a supplier of meat products to the Company slaughters animals in a cruel or abusive manner, and that the Company continues to do business with that supplier despite having witnessed the supplier's abusive practices on a videotape clearly impugns the Company's integrity and reputation and therefore renders the Proposal false and misleading under Rule 14a-9.

**7. The statement that the Company's competitors have adopted animal welfare standards similar to the Company's U.S. standards, and have applied those standards internationally, is unsubstantiated and misleading.**

The first bullet under the third paragraph of the supporting statement states that the Company's "chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally." Nowhere do the proponents offer a description of, or a source for locating a description of, these competitors' animal welfare standards, nor do the proponents provide support for the statement that these standards apply internationally. The Company's shareholders would be unable to determine the accuracy of the proponents' statement that Burger King and Wendy's have adopted animal welfare standards "similar" to the Company's, or to determine whether any such standards are applied outside the U.S. These purported "facts" are misleading because neither the Company nor its shareholders are in a position to challenge them in the absence of the proponents' providing a citation to or other means of accessing competitors' animal welfare standards. The absence of substantiation or access to cited authority renders the statements misleading within the meaning of Rule 14a-9.

**Rule 14a-8(d)**

Rule 14a-8(d) requires that a stockholder proposal, including the supporting statement, not exceed 500 words. The Proposal seeks to circumvent the 500-word limit by referring to a videotape and the animal welfare standards of the Company's competitors but omitting a copy of the videotape and/or the actual text of those standards from the Proposal. If this were corrected, the Proposal would most certainly violate the 500-word limit under Rule 14a-8(d) and would be excludable under Rule 14a-8(i)(3).

**Conclusion**

Based on the foregoing, we believe that the Proposal contains false and misleading statements and therefore may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3). While the staff has often allowed a proponent to amend a proposal to cure false or misleading statements, we believe that, because false and misleading statements pervade the Proposal, it would be inappropriate to allow the proponents a second chance to conform with the substantive requirements of the Commission's rules. The revisions would in effect make the proposal a new and late submission, to which the Company would have inadequate time to respond.

In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

If you have any questions regarding this matter or require additional information, please feel free to call me at 630-623-3373 or Carol Vix at (630) 623-3107.

Very truly yours,

Gloria Santona

Gloria Santona
Senior Vice President,
General Counsel and Secretary

cc: People for the Ethical Treatment of Animals
Trillium Asset Management

Attachments

## Exhibit A

## PETA and Trillium Letters

VIA FAX AND OVERNIGHT MAIL

RECEIVED

DEC 06 2001

LEGAL DEPARTMENT

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT STREET
NORFOLK, VA 23510
TEL 757-622-PETA
FAX 757-622-0457
www.peta-online.org
info@peta-online.org

December 4, 2001

Ms. Gloria Santona
Senior Vice President, General Counsel and Secretary
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Dear Ms. Santona:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of McDonald's Corporation issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

People for the Ethical Treatment of Animals owns 95 shares of McDonald's Corporation common stock acquired more than one year prior to this date, as indicated by the enclosed documentation from Morgan Stanley Dean Witter, our broker.

People for the Ethical Treatment of Animals (PETA) is filing this resolution in conjuntion with Trillium Asset Management. Both Trillium Asset Management and PETA recognize McDonald's leadership role in its policy and practices towards the welfare of farmed animals in the United States and United Kingdom. However, we believe that it that it would be both be a matter of ethics and good business for McDonald's to adopt and enforce consistent animal welfare standards internationally.

In the past few years, Trillium Asset Management has withdrawn resolutions filed with McDonald's after constructive discussions. I hope that we will through dialogue reach agreement on how to address this issue over the next few months.

You can reach Simon Billenness at Trillium Asset Management at (617) 423-6655, x225 or me at PETA at (202) 244-3709. I hope we can set up a time soon to discuss this matter.

Sincerely,

Bruce Friedrich
Senior Campaign Coordinator

Cc: Mr. Robert Langert
Senior Director
Public and Community Affairs
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Ms. Lisa Ciota
Director of Investor Relations
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

encl.

**SHAREHOLDER PROPOSAL**

Submitted to:

McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

By:

People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

and

Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices towards the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."
- In the UK, McDonald's has gone further, prohibiting battery cages for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers... Has independent food safety auditing systems for all beef, pork, and chicken abattoirs..."

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., U.K., or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.
- Outside the U.S., U.K., and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.
- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually non-existent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.
- Bob Langert, McDonald's Senior Director for Community Affairs has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."
- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.
- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals.

Trillium
ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

VIA FAX AND OVERNIGHT MAIL

December 3, 2001

Ms. Gloria Santona
Senior Vice President, General Counsel and Secretary
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Dear Ms. Santona:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of McDonald's Corporation issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Trillium Asset Management represents the beneficial owner of over 100 shares of McDonald's Corporation common stock acquired more than one year prior to this date. We will forward shortly a letter from our client, Mr. Alex Chatfield, specifically authorizing Trillium Asset Management Corporation to file the shareholder resolution, along with documentation verifying his ownership of the shares.

Trillium Asset Management is filing this resolution in conjuntion with People for the Ethical Treatment of Animals (PETA). Both Trillium Asset Management and PETA recognize McDonald's leadership role in its policy and practices towards the welfare of farm animals in the United States and United Kingdom. However, we believe that it that it would be both be a matter of ethics and good business for McDonald's to adopt and enforce consistent animal welfare standards internationally.

In the past few years, Trillium Asset Management has withdrawn resolutions filed with McDonald's after constructive discussions. I hope that we will through dialogue reach agreement on how to address this issue over the next few months.

You can reach me at Trillium Asset Management at (617) 423-6655, x225 or Bruce Friedrich at PETA at (202) 244-3709. I hope we can set up a time soon to discuss this matter.

Sincerely,

Simon Billenness

Simon Billenness
Senior Analyst

Cc: Mr. Robert Langert
Senior Director
Public and Community Affairs
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

Ms. Lisa Ciota
Director of Investor Relations
McDonald's Corporation
2111 McDonald's Drive
Oak Brook, IL 60523

encl.

**RESOLVED:**

Shareholders request that the Board of Directors issue a report to shareholders by October 2002, prepared at reasonable cost and omitting proprietary information, reviewing McDonald's animal welfare standards with the view to adopting and enforcing consistent animal welfare standards internationally.

**SUPPORTING STATEMENT:**

Our company's public policy and practices towards the welfare of farm animals, as currently implemented in the United States and United Kingdom, make McDonald's a corporate leader in those countries.

- In the U.S., our company has prohibited some abuses and details these improvements on our company's Web site, which includes this statement: "McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare."
- In the UK, McDonald's has gone further, prohibiting battery cages for hens and gestation crates for pigs. McDonald's stamps the RSPCA's "Freedom Food" logo on its products that contain eggs, and in an October 2001 advertisement, our company declares that it "Has established a comprehensive set of animal welfare standards for suppliers… Has independent food safety auditing systems for all beef, pork, and chicken abattoirs…"

By failing to adopt animal welfare guidelines internationally, however, McDonald's continues to buy from suppliers engaged in egregious cruelty towards animals in contravention of our company's stated policies.

- Approximately one-half of our company's 29,000 restaurants are not in the U.S., U.K., or Australia. Some standards implemented in the UK apply exclusively in that country, where fewer than one-twentieth of McDonald's restaurants operate.
- Outside the U.S., U.K., and Australia, there is no evidence that McDonald's has implemented animal welfare standards, despite practices that our company has prohibited elsewhere.
- As one example, our company has been provided with video documentation of a purported McDonald's supplier in Central America stabbing cows in the back of the neck in an egregiously abusive manner of slaughter. McDonald's has more than 1,500 restaurants in Latin America, where farm animal welfare standards are virtually non-existent.

Our company risks harm to its good reputation and image if it continues to buy from suppliers engaged in such abuse of animals.

- Our chief competitors, Burger King and Wendy's, have adopted standards similar to our U.S. standards, and apply these standards internationally.
- Bob Langert, McDonald's Senior Director for Community Affairs has stated that: "No longer are extremists driving the debate. Mainstream consumers are the primary force."
- Newspapers and television stations around the world have reported extensively on animal welfare campaigns and our company's animal welfare standards.
- Animal rights activists have not targeted our company in any concerted way since McDonald's adopted guidelines and enforced them more than one year ago.

Consequently, we urge our company to continue to protect and enhance its good reputation and business by ensuring that its suppliers worldwide meet the highest standards for the humane treatment of farm animals.

**<u>Exhibit B</u>**

## McDonald's Animal Welfare Guiding Principles

# Commitment to Animal Welfare

McDonald's cares about the treatment of animals so we are continuing to take a leadership role in improving conditions and operations at our suppliers' facilities. Although McDonald's does not typically own, raise or transport animals, we do recognize that our responsibility as a purchaser of food products includes working with our suppliers to ensure good animal handling practices. McDonald's believes that the humane treatment of animals is an integral part of our world class supplier system. Therefore, we buy all our beef, pork and poultry products from suppliers who maintain the highest standards and share McDonald's commitment to animal welfare.

**McDonald's Animal Welfare Guiding Principles**



1. **Safety:** First and foremost, McDonald's will provide its customers with safe food products. Food safety is McDonald's number one priority. Food safety at McDonald's Corporation is central to company operations and supply chain management. To this end, food safety is integrated into all facets of our business from raw material production to our customer service operations.

2. **Quality:** McDonald's believes treating animals with care and respect is an integral part of an overall quality assurance program that makes good business sense. Quality is a cornerstone at McDonald's. Quality defines our process "From Farm to Customer", with animal welfare a critical component of our quality strategy.

3. **Animal Treatment:** McDonald's supports that animals should be free from cruelty, abuse and neglect while embracing the proper treatment of animals and addressing animal welfare issues. McDonald's believes in the ethical treatment of animals, and that animals should be raised, transported and slaughtered in an environment free from cruelty, abuse and neglect.

4. **Partnership:** McDonald's works continuously with our suppliers to audit animal welfare practices, ensuring compliance and continuous improvement. Outside experts have helped McDonald's develop systems to assess the effectiveness of animal welfare practices in ways that are objective and measurable. To that end, McDonald's is committed to implementing an auditing system with our suppliers that ensures animal welfare compliance and sharing "Best Practices" for continuous

improvement.

5. **Leadership:** McDonald's will lead our industry working with our suppliers and industry experts to advance animal welfare practices and technology. We will continually educate ourselves and our suppliers relative to animal welfare issues ensuring that our programs are based on the best science available. This will include working with industry experts and scientists to develop training programs and material that will be used to ensure continuous improvements in the area of animal welfare.

6. **Performance Measurement:** McDonald's sets annual performance objectives to measure our improvement and will ensure our purchasing strategy is aligned with our commitment to animal welfare issues acting as a responsible purchaser. We will continue to dedicate resources to monitor and coordinate activities associated with improving animal welfare, and will incorporate animal welfare objectives into our annual business strategy and personal performance measures. McDonald's recognizes our responsibility as a major purchaser of animal products and the need to establish animal welfare standards and measurements ensuring alignment with our purchasing strategy.

7. **Communication:** McDonald's will communicate our process, programs, plans and progress surrounding animal welfare. McDonald's is committed to sharing our progress with our customers and shareholders, while sharing best practices with our competitors. McDonald's Corporation will continually look for ways to improve our standards and work toward achieving the above stated standards.

**Related Information**

McDonald's USA - Animal Welfare

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# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*
5770 Midnight Pass Road
Sarasota, Florida 34242

Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com


February 11, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to McDonald's Corporation

Via fax

Dear Sir/Madam:

I have been asked by Trillium Asset Management and People for the Ethical Treatment of Animals (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of McDonald's Corporation (hereinafter referred to as "McDonalds" or the "Company"), and who have jointly submitted a shareholder proposal to McDonalds, to respond to the letter dated January 16, 2002, sent to the Securities & Exchange Commission by the Company, in which McDonalds contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(d) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in McDonalds' year 2002 proxy statement and that it is not excludable by virtue of either of the cited rules.

---

The Proponents' shareholder proposal requests the Company to report on its worldwide animal welfare standards.

---

Rule 14a-8(d)

Although the Company is clearly wrong on the merits of its claim, it is not necessary to address the merits since McDonalds has failed to follow the procedures prescribed by the Rule and is therefore precluded from raising this issue. Rule 14a-8(f)(1) requires a registrant to notify the proponents of any "procedural or eligibility deficiencies" "[w]ithin 14 calendar days of receiving" the proposal. Neither Trillium Asset Management nor People for the Ethical Treatment of Animals received any such notice, either within the14 day period or at any time thereafter. Nor was any proof attached to the Company's no-action letter request to support any claim that such notice was given. It is therefore clear that no such notice was in fact given and that McDonalds is barred from raising any questions about the length of the shareholder proposal at this late date.

Rule 14a-8(i)(3)

Company's items 1. through 4.

There are two points to be made. First, it is unclear whether the principles cited by the Company are, indeed, of worldwide applicability. Secondly, and more importantly, even if they are of worldwide applicability, it is clear that these broad, vague principles mean quite different things to McDonalds in different countries and that they are therefore applied without any attempt at worldwide uniformity. (See the discussion below concerning different standards in the United States and in Canada.)

McDonalds claim that its animal welfare guidelines are worldwide stands on two legs, namely that its Guiding Principles (Company's Exhibit B) are applicable worldwide and that its implementation of those principles via its Abattoir Audit program is also worldwide. There is ambiguity as to whether the Guiding Principles are applicable worldwide since they are quite silent on that question. There is no ambiguity as to the lack of worldwide audits that would ensure that the Guiding Principles are being implemented. The Company's letter (page 3, first full paragraph) refers to something which it calls "Abattoir Audit Standards". No such document appears on the Company's web site and no such document is appended as an exhibit to the Company's no-action letter request. There is therefore no way of knowing the content (if any) of the "Abattoir Audit Standards" and thus whether their application is limited geographically. (McDonalds web site states that the Company operates in 121 countries.) Furthermore, a careful reading of the Company's letter fails to reveal any affirmative statement that audits are conducted in all 121 countries. The Company does state (first full paragraph page 3) that it has done audits in North America, Europe and Asia/Pacific. This statement would be literally true even if audits had only been conducted in the three nations referred to by the Proponents (i.e. the US, the UK and Australia). Although the Company also claims on page 3 to have done audits in Latin America, when it actually discusses its program in that region (page 7, item 3) it only mentions "meetings are held with our supply chain partners". Conspicuous by its absence on page 7 is any discussion of actual abattoir audits in Latin America. In that same paragraph on page 7, even with respect to Europe, there is only a statement that "Abattoir Audits are in place and in practice". This statement could be literally true even if the only European audits were in the UK. There is thus no actual assertion that audits take place in Europe other than in the UK.

We were unable to find a copy of Dr. Grandin's April 4, 2001 paper (mentioned at the end of the first full paragraph on page 3 of the Company's letter) on her website. The most recent relevant paper on her website was a paper (dated 1999 and updated May, 2000) on audits of farms, most of which serve McDonald facilities, which farms are located exclusively in the United States.

The underlying issue, however, is not the applicability of the Guiding Principles or the Abattoir Audit standards to various nations around the world, but whether the Company applies those guidelines differently in different nations. The basic point which the Proponents' are making is that McDonalds' policies differ from country to country. For example, McDonalds has a minimum standards policy in the US with respect to chicken farms supplying eggs to the Company. However, that policy does not apply in Canada. Thus, *The Western Producer*, a farm publication in Saskatoon, stated in its October 5, 2000, edition:

> Canadian farmers who supply eggs to fast food giant McDonald's won't be affected by new animal husbandry guidelines that have been set up for the chain's American suppliers.
>
> McDonald's has told farmers who supply eggs to its restaurants in the United States that they must expand cage sizes, stop forced molting and cease beak trimming.
>
> Maureen Shaughnessy Kitts, a spokesperson for McDonald's Restaurants of Canada, said the Canadian branch's 1,150 stores will not require compliance with the American regulations.

As just noted, the basic point which the Proponents' are making is that McDonalds' policies differ from country to country. If the Staff believes that the present phraseology of the supporting statement needs revision in order to convey that important point, the Proponents would be pleased to revise their statement in order to conform it to the Staff's view on the matter (e.g. by substituting the words "policies applicable in the US and UK" for the phrase "stated policies" after the words "in contravention of our company's" in the introductory portion of the second paragraph of the supporting statement and/or by adding the word "uniform" after the words "failing to adopt" in the same sentence and/or after the words "has implemented" in the second bullet of that clause). If thus amended, all of the Company's objections (its items 1 through 4) to the second whereas clause would be obviated.

Company's items 5. and 6.

I am informed by representatives of People for the Ethical Treatment of Animals that McDonalds in a letter to them sent by the Company since the shareholder proposal was submitted has (i) acknowledged receipt of the video (perhaps not informing their own General Counsel) but (ii) denied that the slaughterhouse where the actions took place is a McDonalds supplier. People for the Ethical Treatment of Animals further inform me that the manager of the slaughterhouse depicted (in El Salvador) claimed that it was a McDonalds supplier. In light of the ambiguity in the situation, the Proponents are willing to, and by copy of this letter sent to the Company do hereby, amend their proposal by deleting the third bullet in the second paragraph of the Supporting Statement.

Nevertheless, even with that third bullet point omitted, there is still ample evidence to support the second bullet point. That bullet point refers to *implementation* of the Guiding Principles. Even if, as the Company claims, the Guiding Principles are of worldwide scope, there is clear evidence that they have not been uniformly implemented. One example is the difference between implementation in the United States and implementation in Canada, as detailed above. Indeed, nowhere does the Company claim that the same protections for animals which it insists on in the US and UK are applied uniformly throughout the world. Similarly, as shown above, McDonalds has not actually claimed that the Guiding Principles or the abattoir audits have actually been implemented uniformly in all 121 countries where they operate. This is reinforced by the very studies by Dr. Grandin that the Company relies on. Those studies, which are of slaughterhouses in the US, conclude that absent an audit program there is a very high risk of cruelty at the abattoir. There is no reason to believe that abattoirs outside the US have inherently higher standards than US abattoirs. Therefore, since the Company's audit program appears to be limited to a handful of countries (at best), it is an ineluctable conclusion that some of the suppliers to McDonalds worldwide have engaged in "egregious cruelty toward animals".

Furthermore, in 1997, in a libel suit in England brought by subsidiaries of McDonalds, the Judge found that certain of the allegedly libelous statements about McDonalds' cruelty to animals which had been made by the defendants were, in fact, true. The following are excepts from his oral opinion:

> Nevertheless in my JUDGEMENT the restriction of movement of laying hens throughout their lives in the U.K. and the U.S., and of broiler chickens in their last days in the U.K. and the U.S., and of some sows for virtually the whole of their lives in the U.K. is quite enough to justify the first particular charge of culpable responsibility for cruel practices in the way some of the animals spend their lives. . . .

Although not all the particular charges are justified, in my overall JUDGEMENT those that are justified, relating to the restriction of movement of battery hens, broiler chickens and chickens who have their throats cut while still fully conscious are sufficient to justify the general charge that the First and Second Plaintiffs are culpably responsible for cruel practices in the rearing and slaughter of some of the animals which are used to produce their food.

There are other cruel practices affecting chickens which are used to provide the Plaintiffs' food; calcium deficit resulting in osteopaenia in battery hens, the restriction of broiler breeders' feed with the result that they go hungry although bred for appetite, leg problems in broilers bred for weight, rough handling of broilers taken for slaughter and pre-stun electric shocks suffered by broilers on the way to slaughter. Those matters, for which the Second Plaintiff or both Plaintiffs are in my JUDGEMENT culpably responsible, go to strengthen my view that the sting of this part of the leaflet to the effect that the First and Second Plaintiffs are culpably responsible for cruel practices in the rearing and slaughter of some of the animals which are used to produce their food is justified, true in substance and in fact.

Although McDonalds may have since cleaned up its act in England and the United States, there is no evidence that these egregiously cruel practices are not continuing elsewhere amongst the 121 countries where the Company operates.

In the event that the Staff were to disagree with our position, we would be pleased to amend the proposal (e.g. by restating the bullet as a matter of opinion held by the Proponents or by deleting the word "egregious") in order to conform it to the Staff's view.

Company's Item 7.

We find it difficult in the extreme to credit the Company's claim that it is ignorant of the public positions taken by its competitors, especially since its competitors' policies are published on their own corporate websites (which surely McDonalds monitors). If the Staff were to deem it advisable we would be pleased to amend the proposal to add a reference to the fact that their policies are available on their websites.

Revision vs. Exclusion

The Company also argues that in the event that the Staff finds that one or more of the statements made by the Proponents must be excluded under Rule 14a-8(i)(3) that the entire proposal should be excluded. This is not only contrary to the uniform practice of the Staff, but is also contrary to the guidance given in Staff Legal Bulletin No. 14 (July 13, 2001). Since no change need be made in the Resolve Clause, and, since even in the unlikely event that the Company were to win on every point it has argued, revision of the proposal would result merely in the deletion of four (out of the sixteen) sentences in the Supporting Statement, it is absurd on its face to suggest that such a revised resolution would amount to the submission of a new proposal.

Nor would the Company be in any way prejudiced by such a revision, since nothing new of substance would be added to the proposal to which the Company would need time to respond to.

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In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru February 27) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru February 27 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Gloria Santona, Esq.
Trillium Asset Management
People for the Ethical Treatment of Animals

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: McDonald's Corporation
Incoming letter dated January 16, 2002

The proposal requests that the board of directors issue a report to shareholders reviewing McDonald's animal welfare standards with a view to adopting and enforcing consistent animal welfare standards internationally.

We are unable to concur in your view that McDonald's may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that McDonald's may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that McDonald's may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the statement that begins "By failing to adopt . . ." and ends ". . . company's stated policies";
- delete the statement that begins "Outside the U.S., U.K., and Australia . . ." and ends ". . . has prohibited elsewhere";
- revise the statement that begins "Our company risks . . ." and ends ". . . abuse of animals" to delete the words "continues to buy" and substitute the word "buy," and recast that statement as the proponents' opinion;
- delete the sentence that begins "As one example . . ." and ends ". . . virtually non-existent"; and
- provide factual support for the statement that begins "Our chief competitors . . ." and ends ". . . these standards internationally" in the form of a citation to a specific source.

Accordingly, unless the proponents provide McDonald's with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if McDonald's omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney Advisor